SHIN CORPORATION

05010649

RECEIVED AUG 19 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 190

SUPPL

August 11, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 090/2005 and SH 091/2005**

Subject: 1. The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 3/2005
2. Notification of the Resolutions of the Board of Directors' Meeting No. 5/2005 regarding interim dividend payment

Date: August 11, 2005

Attachment: Submission of the Reviewed Financial Statements for the Second quarter of Year 2005 and Management's Discussion and Analysis for the Second quarter of Year 2005.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
AUG 23 2005
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN CORPORATION

August 11, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 090/2005 and SH 091/2005**

Subject: 1. The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 3/2005
2. Notification of the Resolutions of the Board of Directors' Meeting No. 5/2005 regarding interim dividend payment

Date: August 11, 2005
Attachment: Submission of the Reviewed Financial Statements for the Second quarter of Year 2005 and Management's Discussion and Analysis for the Second quarter of Year 2005.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 11, 2005

SH 090/2005

August 11, 2005

Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 3/2005

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited has issued and offered warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during 20-22 May 2002. The right to exercise SHIN-W1 can be exercised on the last working day of February, May, August, and November. The Company would like to inform the details concerning the exercise of SHIN-W1 No.3/2005 to purchase ordinary shares of the Company as follows:

1. Period for notifying the exercise of SHIN-W1 No.3/2005
   Date: August 24 - 30, 2005
   Time: 8.30 a.m. - 3.30 p.m.

2. Exercise date
   Date: August 31, 2005
   Time: 8.30 a.m. - 3.30 p.m.

3. Exercise ratio and Exercise price
   Exercise ratio: 1 unit of warrants for 1 ordinary share
   Exercise price: Baht 20.50 per share

4. Documents required to be submitted:

   4.1 Completed warrant exercise forms;

   4.2 Warrant certificate or temporary warrant certificate (for holders of scriptless warrant);

   4.3 Cash, cheque, or bank draft order collectible within Bangkok Metropolitan payable to "Account for subscription of ordinary shares of Shin Corporation Public Company Limited";

   4.4 Other supporting documents:-
      1) For Natural Persons - Certified true copy of the identification card or passport.
      2) For Juristic Persons incorporated in Thailand - Certified true copy of Certificate of Incorporate issued by the Ministry of Commerce (not exceed 3 months) which is certified by authorized directors, including certified true copy of authorized directors' identification card or passport.
      3) For Juristic Persons incorporated outside Thailand - Certified true copy of the Memorandum of Association Articles of Association and the Company certificate (not exceeding 3 months), certified by authorized directors, including certified true copy of authorized directors' identification card or passport. In addition, all documents mentioned above must be notarized by a Notary Public and authenticated by a Thai Consul;

   4.5 Power of Attorney affixed with stamp duty (if any).

5. Contact Place
   Shin Corporation Public Company Limited
   Group Compliance Department, 13th floor Shinawatra Tower I
   414 Phahon Yothin Road, Samsen Nai,
   Phayathai, Bangkok 10400
   Tel. 02-299-5226, 5206, 5221

   The exercise of SHIN-W1 of foreign warrant holders is subject to a provision of foreign holding limitation in accordance with articles of association of the Company clause 11 (currently as limited up to 47.20% of the total issued shares).

   Please see details and other conditions in the prospectus of the offering of debentures and warrants (Clause 3.2) or at www.sec.or.th.

Summary Translation Letter
To the Stock Exchange of Thailand
August 11, 2005

SH 091/2005

August 11, 2005

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2005 regarding interim dividend payment

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the "Company") No. 5/2005 held on August 11, 2005 at 9.30 a.m. at the Board Meeting Room, 20th floor, Shinawatra Tower 1, 414 Phahloyothin Road, Samsen-nai, Phayathai,, Bangkok has resolved on the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 4/2005 held on May 13, 2005.

2. Approved the Balance Sheets, Statement of Income, and Cash Flow Statements for the second quarter of the year 2005 ended June 30, 2005.

3. Approved an interim dividend payment for the 6 months period of 2005, between January 1, 2005 and June 30, 2005, to the Company's shareholders at the rate of Baht 1.25 per share, approximately totaling of Baht 3,748.53 million.

   The closing date of register book to determine the right to receive the dividends will be on August 26, 2005, at 12.00 noon and the date of dividend distribution will be on September 7, 2005.

Overview

Net Profit was Baht 582 million, increased from Baht 249 million in Q2/04

Shin Satellite Plc's total revenue in the Second Quarter of 2005 (Q2/05) increased by 112.8%. Consolidated sales and service income was Baht 1,624 million, a gain of about 45.4% from the same period last year. Additionally, the Company gained Baht 35 million on the exchange rate.

The Company signed a contract with Alcatel in June 2005 to construct a new satellite, Thaicom 5 (to be launched in 2006). Part of the Thaicom 5 capacity will be used to replace capacity on Thaicom 3 that was lost because of a power anomaly in 2003. As a result, the Company recorded the insurance compensation received to compensate for the loss of capacity on Thaicom 3 as "revenue from insurance". The amount recorded is Baht 1,083 million. Additionally, in respect of the useful life of Thaicom 3, the Company and its consultant completed the assessment process following the anomaly on Thaicom 3 and estimate the useful life of that satellite to be 2.5 years. For this reason, an impairment for Thaicom 3 was recorded to the amount of Baht 400 million.

Shin Satellite Plc reported net profit for Q2/05 of Baht 582 million, an increase of Baht 249 million from Q2/04 and reported net profit for the first six month of 2005 of Baht 783 million, an increase from Baht 439 million in the same period last year.

A Public Offering (PO) of 208 million new shares at Baht 15.3/share in early June 2005 raised around Baht 3,123 million, net with flotation cost. Following the PO, the Company's paid up share capital and premium on shares were Baht 5,436 million and Baht 4,270 million, respectively.

CSL announced it would pay a dividend of Baht 0.12 per share for the performance of the first six months of 2005. SATTEL indirectly holds 40.02% of CSL.

Business Summary

Transponder leasing and related business

In May 2005, the Company's Board of Directors approved investment in the Thaicom 5 project. Thaicom 5 will serve the demand for transponders in Thailand and neighboring countries e.g. Vietnam, especially with respect to Ku Band for Direct-to-Home (DTH) Services. The project cost of Thaicom 5 is approximately USD 100 million and the project is expected to be complete in Q2/2006. In June 2005, the Company selected Alcatel to construct the Thaicom 5 satellite.

The Thaicom 4 (IPSTAR) satellite was shipped to the Arianespace's (AE) South American launch site in June 2005. The Company was informed by AE that the launch operation would take place on August 11, 2005.

Internet Business

On June 22, 2005, Shin Broadband Internet (Thailand) Co. Ltd., (SBI) opened a new business, "Franchise My Theatre" to offer an opportunity to entrepreneurs interested in investing in the private theatre and karaoke via satellite business. The first My Theatre at Ratchaburi has been operational since November last year.

Telephone Business

LTC is the telecom operator with the greatest market share in Laos. It is in the forefront of using new technology, such as IPSTAR Trunking and the CDMA cellular system, to enable them to invest comparatively lower for a much larger coverage area.

LTC focuses on the low-end market, especially teenagers, with many promotion campaigns aimed at teenagers. As a result, LTC's subscribers have increased 11.4% from last quarter and 86% from the same period last year.

Consolidated Operating Results

Table 1: Selected financial information on SATTEL

	Amount (MBt)			Change (%)	
	Q2/05	Q1/04	Q1/05	YoY	QoQ
Sales and service income	1,624	1,117	1,229	45.4%	32.1%
Share of net results from associate	20	37	13	-45.9%	53.8%
Revenue from insurance compensation	1,083	-	-	100%	100%
Cost of sales and services	1,071	713	815	50.2%	31.4%
SG&A expenses	262	177	174	48.0%	50.6%
Impairment cost for asset under concession	400	-	-	100%	100%
EBIT*	291	227	241	28.2%	20.7%
EBITDA**	636	529	563	20.2%	12.9%
Net profit	582	249	201	133.7%	189.6%
EPS (Baht)	0.63	0.28	0.23	133.7%	189.6%

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

Sales and service income consists of revenue from transponder services provided by SATTEL, Internet services provided by LTC, Camshin and SBI and telephone services by LTC and Camshin.

Sales and Service Income	Q2/05	Q2/04	Q1/05	%YoY	%QoQ
Transponder and related	1,135	730	755	55.5%	50.3%
Telephone	474	370	457	28.1%	3.7%
Internet	15	17	17	-11.8%	-11.8%
Total	1,624	1,117	1,229	45.4%	32.1%

The Company reported consolidated sales and service income for Q2/2005 of Baht 1,624 million, an increase of Baht 507 million or 45.4% compared to Baht 1,117 million for Q2/2004, an increase of 32.1% from last quarter. This was attributable to an increase in revenue from IPSTAR services and the telephone business.

Consolidated sales and service income for 1H/2005 was Baht 2,853 million, up by 9.8% from the same period last year. This was due to an increase in IPSTAR service revenue as well as telephone business revenue. Revenues from CSL and TMC were not included in this year's consolidated sales and services income, whereas, their incomes for first three months of 2004 were included in last year's consolidated sales and service income.

Satellite Transponder Leasing and Related Services

Transponder and Related	Q2/05	Q2/04	Q1/05	%YoY	%QoQ
Thaicom	600	673	577	-10.8%	4.0%
IPSTAR	535	57	178	837.7%	200.3%
Total	1,135	730	755	55.4%	50.3%

Transponders revenue revenues go up by 55.5% over Q2/04

Revenue from transponders and related services in Q2/2005 was Baht 1,135 million, an increase of Baht 405 million or 55.5% compared to Baht 730 million for the same period last year and went up by 50.3% from last quarter.

IPSTAR service revenue was Baht 535 million this quarter, an increase of Baht 478 million or 837.7% compared to Baht 57 million in Q2/2004. This was primarily because the Company sold 8,136 IPSTAR User Terminals (UT) in this quarter, which was the highest sales volume since we started the soft launch service. However, limits on conventional satellite bandwidth

constrained growth of the sales of UTs. With almost 20 times higher bandwidth than conventional satellites on Thaicom 4 (IPSTAR), the Company expects the UT sales volume will grow exponentially after the launch of the Thaicom 4(IPSTAR) satellite.

Revenue from the Thaicom business for Q2/2005 was Baht 600 million, a decrease of Baht 73 million or 10.8%, from Baht 673 million in Q2/2004. This was because the Company ceased service in Q3/2004 to an Australian client who was unable to continue its TV business. The Company has assigned some of that capacity to new broadcast customers in Indochina and South Asia.

Telephone Network Services

Because of the growth of prepaid subscribers, revenue from the telephone network business in Q2/2005 was Baht 474 million, an increase of Baht 104 million, or 28.1%, compared to Baht 370 million in Q2/2004, an increase of 3.7% from last quarter. As of the end of Q2/2005, LTC and Camshin have 391,100 and 176,500 subscribers respectively, an increase of 86% and 33.5%,

Internet Services

Revenue from the Internet business in Q2/2005 was Baht 15 million, down slightly from Baht 17 million in Q2/2004.

Cost of Sales and service

The Company reported total costs for Q2/2005 of Baht 1,071 million, an increase of Baht 358 million or 50.2% compared to Baht 713 million in Q2/2004. This was in line with an increase in revenue from IPSTAR and the telephone business. Costs accounted for 65.9% of sales and service income, rising from 63.8% in Q2/2004.

Cost of Sales and Service	Q2/05	Q2/04	Q1/05	%YoY	%QoQ
Transponder and related	792	498	574	59.0%	38.0%
Telephone	262	196	227	33.7%	15.4%
Internet	17	19	14	-10.5%	21.4%
Total	1,071	713	815	50.2%	31.4%

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services were Baht 792 million, an increase of 59.0% from Baht 498 million in Q2/2004, an increase of 38.0% from the previous quarter. This comprises the cost of providing IPSTAR service of Baht 416 million, up from Baht 84 million in Q2/2004. This was caused by an increase in the cost of sales of UTs, corresponding to an increase in the sales volume and costs relating to the Thaicom business of Baht 376 million. This is a decrease from Baht 410 million in the same period last year, partially due to a corresponding drop in the concession fee in accordance with lower transponder service revenue.

Telephone Network Services

Costs relating to the telephone business amounted to Baht 262 million, an increase of 33.7% from Baht 196 million for Q2/2004. This was because of an increase in the amortization of telephone network equipment following the expansion and development of the current network and the new CDMA system, which commenced at the end of last year. Camshin's revenue sharing cost was lower than that of Q2/2004 following the reduction in the rate of revenue sharing from 11% to 7%, from July 22, 2004.

Internet Services

Costs associated with the Internet business were Baht 17 million, a slight decline from the same quarter last year of Baht 19 million, in accordance with a drop in revenue.

Selling and Administrative Expenses

SG&A, including directors' remuneration, was Baht 262 million in Q2/2005, an increase of Baht 85 million, or 48.0% compared to Baht 177 million in Q2/2004 and an increased of about 50% from the last quarter. This was because the Company recorded a provision for obsolete stock of Baht 48 million. This is a common occurrence as the Company's development of its technology to use a more cost-effective microchip makes previous versions in stock outdated. Additionally, there was an expense related to the amendment of

the Thaicom 4 (IPSTAR) loan agreement. The major amendment was for the extension of the repayment schedule to be consistent with the commencement of operations of the Thaicom 4 (IPSTAR) satellite.

Interest Expense

Interest expense was Baht 42 million, an increase of Baht 11 million, or 35.5%, compared to Baht 31 million in Q2/2004. This was due to an upward trend in the interest rate as well as an increase in loans for telephone network expansion of Camshin.

Exchange Rate

The Company has a policy to mitigate its foreign exchange exposure by using appropriate financial instruments. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments.

The Company reported a gain of Baht 35 million from foreign exchange in Q2/2005, while recorded a loss of Baht 45 million in the same period the previous year.

Share of net results from investment – equity method

The share of net results from investment was Baht 20 million, down from Baht 37 million in the same period of 2004. This was due to the drop in CSL's performance because of fierce price competition in the Internet industry.

Other Income

Other income was Baht 5 million this quarter, dropped from Baht 141 million in the same period last year as we recorded a gain on an unwound/exercised option contract in Q2/2004.

Non-recurring Items

Recorded revenue from insurance proceeds of Thaicom 3 and impaired cost of Thaicom 3

As a result of the signing of a contract with Alcatel for the construction of Thaicom 5, and part of that satellite's future use to replace the missing capacity on Thaicom 3, the Company recorded the insurance claim on Thaicom 3 as "revenue from insurance" compensation to the amount of Baht 1,083 million. Additionally, in respect of the useful life of Thaicom 3, the Company and its consultant completed their assessment process and estimate the useful life of Thaicom 3 to be 2.5 years. Therefore, an impairment for Thaicom 3 was recorded to the amount of Baht 400 million. The new estimated useful life would create an increase of approximately Baht 308 million a year in amortization of Thaicom 3 for the next 2.5 years. The amortization is a non-cash item and will not have an effect on the Company's ability to conduct its business.

Income Tax Expense

Reflecting the abovementioned revenue from insurance compensation of Baht 1,083 million, the Company's income tax expense was Baht 407 million in Q2/2005, compared to Baht 84 million in Q2/2004.

Financial Position

At the end of Q2/2005, the Company reported total assets of Baht 33,408 million, an increase from the end of 2004 of Baht 5,822 million, or 21.1%. The launch insurance premium for Thaicom 4 (IPSTAR) was paid in this quarter and resulted in an increase in Thaicom 4 (IPSTAR)'s assets under construction. In addition, investment in the expansion of the telephone networks in Cambodia and Laos also accounted for the increase in assets. CSL's net assets were presented as an investment in an associate.

Table 2: SATTEL's Asset Components

Asset	June 30, 2005		December 31,2004	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	5,955	17.8	2,726	9.9
Investment in associates	729	2.2	759	2.8
PP&E Net	23,032	68.9	19,638	71.2
PP&E under the concession agreement, net	3,180	9.5	3,933	14.3

At the end of Q2/2005, the Company had a current ratio of 1.16 times, up from 0.44 at the end of 2004. This was because of an increase in our current assets due to receipt of net PO proceeds of Baht 3,123 million, as well as recording the insurance proceeds of Thaicom 3 as an accrued income in the balance sheet. As current liabilities decreased because of the use of part of the PO proceeds to repay short-term loans, and the new repayment schedule of Thaicom 4 (IPSTAR) loan, there was a decrease in the portion of long term loans that will be due in one year.

The investment in CSL was presented as an "investment in associate" item instead of recognizing its financial status (assets and liabilities) line by line in our consolidated financial statement. At the end of Q2/2005, the Company's "investment in associate" was Baht 729 million.

Property, Plant and Equipment (PPE) at the end of Q2/2005 was Baht 23,032 million, an increase of Baht 3,394 million from Baht 19,638 million at the end of last year. The launch insurance premium of the Thaicom 4 (IPSTAR) satellite was paid in this quarter. It became attributable to "assets under construction", namely the Thaicom 4 (IPSTAR) project (Q2/2004: Baht 18,108, 2004: Baht 15,313 million), as well as an increase in the assets under concession agreements of CamShin of approximately Baht 384 million (Q2/2004: Baht 2,400, 2004: Baht 2,016 million). Additionally, the capital expenditure for the Thaicom 5 project of Baht 361 million was recorded in this quarter.

PPE under the concession agreement (which refers to the Thaicom satellites) at the end of Q2/2005 was Baht 3,508 million, a decrease from Baht 3,933 million at the end of 2004. This was due to the amortization of the three Thaicom satellites of Baht 353 million and the impairment of Thaicom 3 of Baht 400 million. Note that after launching and in-orbit testing of the Thaicom 4 (IPSTAR) satellite, the Company will transfer the title of the satellite to the Ministry of Information and Technology and the investment in Thaicom 4 (IPSTAR) project will be transferred and recorded under PPE under concession at that time.

The Company's total borrowing at the end of Q2/2005 was Baht 17,093 million, an increase of Baht 782 million from Baht 16,311 million at the end of 2004. This was substantially accounted for by the Thaicom 4 (IPSTAR) project; the company applied part of its PO proceeds to repay short-term debt of Baht 900 million.

After the PO, the Company's paid up capital and premium on shares increased from Baht 4,384 million and Baht 2,198 million at the end of 2004 to Baht 5,436 million and Baht 4,270 million, respectively. The Company had retained earnings of Baht 2,950 million, an increase of Baht 783 million from the profit incurred in the first six months period of 2005. Thus, Shareholders' equity was Baht 13,173 million at the end of this quarter. Total borrowing to equity at the end of Q2/2005 was 1.30 times, which is considered manageable for a Company that is investing in a huge project like Thaicom 4(IPSTAR), and which receives financing support from financial institutes.

The Company's cash flow from operations for 1H/2005 was Baht 885 million. Net cash outflow used for investing activities was Baht 3,601 million, mainly for the Thaicom 4 (IPSTAR) project and the expansion of the Indochina telephone networks and Thaicom 5 project. Net cash inflow from financing was Baht 3,791 million reflecting the net proceeds from the PO of Baht 3,123 million together with the loan from financial institutes supporting the Thaicom 4 (IPSTAR) project and network expansion in Cambodia. The Company had ending cash at Baht 2,064 million on June 30, 2005, which it considers to be appropriate for working capital and a satisfactory level of liquidity.

Corporate Milestones

Paid interim dividend for 1H05 at Baht 1.25 per share

On 11 August 2005, the SHIN Board of Directors passed a resolution to pay an interim dividend for 1H05 out of the interim dividend received from ADVANC. The detail of dividend are outlined below:

Source	Baht / Share	Amount (Baht million)
Dividend received -ADVANC	3.00	3,791
Dividend paid	1.25	(3,749)
Net dividend received		42

Early redemption of debenture in order to reduce the financial costs

In May 2005, SHIN exercised its right to redeem its debenture of Baht 2,698 million early and paid interests in the amount of Baht 469 million by using cash from the short-term loan of Baht 2,000 million and the existing cash reserves. This was done in order to reduce the financial costs.

Issued ESOP to retain and motivate directors and employees in the long term

On 31 May 2005, SHIN Group issued and offered registered and non-transferable warrants to directors and employees. The terms of the warrants do not exceed 5 years and there is no offering price. The purpose is to motivate and reward the directors and employees of SHIN Group and retain their long-term service for the benefit of the Group. The details of the warrants are as follows:

Issuer	ESOP - Grant	Issued units (Million)	Percentage*	Exercised price (Baht/Unit)
SHIN	IV	16.00	0.54	41.76
ADVANC	IV	9.79	0.33	106.66
SATTEL	IV	7.56	0.86	16.81
ITV	III	9.65	0.80	13.79
CSL	III	8.56	1.37	6.93

* Percentage of total issued and paid-up share capital (before dilution) on the date of issue

SHIN remain in control of SATTEL even though investment portion decreased to 41.47%

In June 2005, SATTEL issued an additional 208 million shares which were offered to the public at Baht 15.30 per share. Consequently, SHIN's investment in SATTEL decreased from 51.38% to 41.47% and the unrealized gain on dilution from investment was Baht 345 million which was recognized as shareholders' equity. However, SATTEL remains a subsidiary of SHIN because SHIN still retains control over the principle operations and financial decisions.

Additional Baht 300 million investment in OK

In June 2005, OK, a joint venture of SHIN, increased its additional share capital from Baht 1,000 million to Baht 1,500 million in order to finance future growth. SHIN paid its portion of 60% or Baht 300 million of the additional share capital.

Business Summary

Wireless Communications Business

High competition in cellular service industry

Due to the impact from the oil price surge over the period, consumer spending has been cautious. In addition, the price competition in the cellular service industry has caused a drop in ADVANC's service revenue. However, ADVANC launched a tactical price plan, Sure-Sure to end the intensive competition. The impact of the tactical price plan pushed down the service revenues.

At the end of 2Q05, ADVANC recorded 15,814,500 cellular phone subscribers, 2,126,000 are postpaid (GSM Advance and GSM 1800) subscribers, and 13,688,500 are prepaid (1-2-Call!) subscribers.

Satellite and International Businesses

Transponder Leasing and Related Business

IPSTAR-1 will be launched on 11 August 2005

The Thaicom 4 (IPSTAR) satellite was shipped to the Arianespace's (AE) launch site and will be launched on 11 August 2005.

In May 2005, SATTEL's Board of Directors approved an investment in the Thaicom 5 project in response to the increasing trend of satellite usage in the future especially in the KU Band which serves Direct-to-Home (DTH) in Thailand and nearby countries such as Vietnam. Thaicom 5 will need an investment of approximately USD 100 million and, in June 2005, SATTEL selected Alcatel to construct the Thaicom 5 with an expected completion date in 2Q06.

Internet Business

In June 2005, Shin Broadband Internet (Thailand) Company Limited (SBI) launched "My Theatre" franchises which give an opportunity to the public to invest in private theatre and karaoke via satellite.

Telephone Business

LTC is still not only a leader in market share but also a leader in new technology such as IPSTAR Trunking and the CDMA system. These technologies cover more areas with lower costs. In this quarter, LTC kept expanding their promotions to low-end market customers such as teenagers. As at 2Q05, LTC's subscribers increased 11.4% from 1Q05 and 86% from 2Q04

Broadcasting Business

Improvement in Ad Spending, Audience Share and TV Ratings

1H05, ITV's Ad Spending, Audience Share and TV Ratings showed the following improvements compared to 1H04:

1) Ad Spending Share increased from 14.9% to 18.5%
2) Audience Share increased from 9.8% to 12.7%
3) TV Rating increased, especially in Prime Time (18.00-22.30), from an average of 2.06 to 3.13

Airline Business

The increase in fuel prices has had an impact on TAA despite using hedging its fuel cost. Therefore, TAA introduced a fuel surcharge in May 2005 on tickets for both domestic and international flights.

TAA currently operates a total of 14 routes, of which 6 are international routes.

AirAsia Berhad, a joint-venture partner, plans to expand its business by securing a commitment from Airbus to supply the new A320, which will be used by TAA and replace the Boeing 737-300 currently in use. The new A320 can carry more passengers which will optimize fuel costs and decrease maintenance expense.

Consumer Finance Business

In 2Q05, the Bank of Thailand (BOT) announced new regulations for the consumer finance business which became effective on 1 July 2005. The major outcome of this is that the maximum of the total effective interest rate, service fees and other charges can not exceed 28% annually. However, BOT allowed the existing rate to continue for one more year on loans which were approved before the date this became effective. Thus, the regulations will have an impact on the loans approved after 1 July 2005.

In 1H05, OK continued to grow and had 370,000 accounts with a total of Baht 5,000 million of which approximately 70% was personal loans.

Operating Results

Selected financial information

Unit: Million Baht

	2Q05	% Inc(Dec) QoQ	% Inc(Dec) YoY	1H05	%Inc(Dec) YoY
Net profit	2,058	(14.0)	(6.6)	4,450	3.5
Share of net result	2,099	(13.8)	(7.1)	4,533	3.3
Basic EPS (Baht)	0.69	(14.8)	(8.0)	1.49	2.1

Net Profit

In 2Q05, SHIN's net profit decreased 14.0% from Baht 2,392 million in 1Q05 to Baht 2,058 million, and decreased 6.6% from Baht 2,204 million in 2Q04. The net profit of 1H05 increased 3.5% from Baht 4,301 million in 1H04 to Baht 4,450 million. This was mainly due to share of the net results from investments.

Share of the net results from investments

In 2Q05, share of the net results from subsidiaries, joint ventures and associates decreased by 13.8% from Baht 2,435 million in 1Q05 to Baht 2,099 million in 2Q05, and decreased by 7.1% from 2Q04 or from Baht 2,258 million. Share of the net results in 1H05 increased 3.3% from Baht 4,388 million in 1H04 to Baht 4,533 million. The main reasons were as follows:

Details of share of the net results — Unit: Million Baht

	% Held*	Share of net profit (loss)					% Change		
		2Q05	1Q05	2Q04	1H05	1H04	Compared to 1Q05	Compared to 2Q04	Compared to 1H04
ADVANC	42.9	1,787	2,302	2,165	4,089	4,327	(22.4)	(17.5)	(5.5)
SATTEL**	41.5	259	105	124	364	220	146.7	108.9	65.5
ITV	53.0	108	65	(6)	173	(14)	66.2	1,900.0	1,335.7
OK	60.0	(78)	(40)	(15)	(118)	(20)	92.0	420.0	(490.0)
TAA	50.0	1	(8)	(45)	(7)	(66)	112.5	102.2	89.4
Others		22	11	35	32	(59)	100	(35.3)	154.2
Total		2,099	2,435	2,258	4,533	4,388	(13.8)	(7.0)	3.3

* *As at 30 June 2005*

** *Investment portion in SATTEL dropped from 51.4% to 41.5% since June 2005 because of PO of 208 million shares*

Share of net result from ADVANC dropped due to high competition

ADVANC: The share of the net result from ADVANC decreased from Baht 2,302 million in 1Q05 or 22.4% to Baht 1,787 million in 2Q05, and decreased from Baht 2,165 million in 2Q04 or 17.5%. For 1H05, there was a decrease of 5.5% in the share of the net result from Baht 4,327 million to Baht 4,089 million. These decreases were primarily from a drop in revenue due to high competition. (For more details, see MD&A of ADVANC page 5-8)

Recorded other income from insurance proceeds of Thaicom 3

SATTEL: The share of the net result from SATTEL rose 146.7% from Baht 105 million in 1Q05 to Baht 259 million in 2Q05 and increased 108.9% from Baht 124 million in 2Q04. For 1H05, the share of the net result increased 65.5% from Baht 220 million in 1H04 to Baht 364 million. As a result of recording the insurance claim on Thaicom 3 in the amount of Baht 1,083 million as other income after signing a contract with Alcatel for the construction of Thaicom 5, the related corporate tax was Baht 324 million. While, SATTEL recorded an impairment for Thaicom 3 in the amount of Baht 400 million after consultants completed their assessment process and estimated the useful life of Thaicom 3 to be 2.5 years. (For more details, see MD&A of SATTEL page 8-13)

Dramatic increase in the share of the net result from ITV

ITV: The share of the net result from ITV increased 66.2% from Baht 65 million in 1Q05 to Baht 108 million in 2Q05. When compared to 2Q04, the share of the net result dramatically increased from the share of the net loss of Baht 6 million. For 1H05, the share of the net result increased

the useful life of Thaicom 3 to be 2.5 years. (For more details, see MD&A of SATTEL page 8-13)

Dramatic increase in the share of the net result from ITV due to a huge increase in revenue

ITV: The share of the net result from ITV increased 66.2% from Baht 65 million in 1Q05 to Baht 108 million in 2Q05. When compared to 2Q04, the share of the net result dramatically increased from the share of the net loss of Baht 6 million. For 1H05, the share of the net result increased from the net loss of Baht 14 million in 1H04 to the net gain of Baht 173 million as a result of increased revenue since ITV improved their Audience Share and TV Rating. (For more details, see MD&A of ITV, page 13-16)

OK: The share of the net loss from OK increased 92.0% from Baht 40 million in 1Q05 to Baht 78 million in 2Q05. The increase in the net loss resulted from higher marketing activity expenses, staff cost and the allowance for doubtful accounts. Also, the net loss increased sharply from 2Q04 due to the pre-operation during that period.

TAA: The share of the net result of TAA increased 112.5% from the net loss of Baht 8 million in 1Q05 to the net gain of Baht 1 million in 2Q05, and increased 102.2% from the net loss of Baht 45 million in 2Q04 mainly from gain on foreign exchange.

Financial Position

Net assets increased from rise in operating result

SHIN's assets net of liabilities, or shareholders' equity, increased by Baht 2,519 million from Baht 36,535 million as of 31 December 2004 to Baht 39,054 million as of 30 June 2005. SHIN had a cash inflow from additional share capital in the amount of Baht 904 million raised from the exercise of warrant SHIN-W1. Also, there was an increase from unrealized gain on dilution from investments in SATTEL of Baht 345 million and from the rising share of the net result from operating Baht 4,450 million, while, retained earnings dropped due to the Baht 3,234 million dividend that was paid.

Cash Flow

As at 2Q05, SHIN's cash and cash equivalent was Baht 1,490 million which had dropped by Baht 362 million from YE04. The details are as follows:

In 1H05, SHIN had a cash outflow from operating activities in the amount of Baht 445 million compared to Baht 52 million in 1H04. The increase in cash outflow was mainly due to the repayment of interest on a debenture of Baht 469 million which was a one-time payment when the debenture was redeemed in May 2005 before the maturity date.

SHIN had a cash inflow from investment activities in the amount of Baht 3,113 million from the dividend receipt of Baht 3,415 million while having a cash outflow to additional investment in OK of Baht 300 million.

SHIN had a cash outflow from financing in the amount of Baht 3,028 million mainly from the payment of dividends in the amount of Baht 3,234 million and early redemption of debentures in the amount of Baht 2,698 million. The share capital of SHIN related to warrant SHIN-W1 increased by Baht 904 million and from a short-term loan of Baht 2,000 million.

D/E ratio is only 0.05x

Capital Structure and Liquidity

As of 30 June 2005, SHIN's liquidity ratio was 0.88x while as of 31 December 2005 was 34.36x due to increased in short-term loan to early redeem the debenture and interest.

However, the debt to equity ratio was 0.05x at 30 June 2005, decreased from 0.09x at 31 December 2004. SHIN considered this enough for other potential investments.

Management's Discussion and Analysis: Advanced Info Public Company Limited

Net profit of 2Q05 decreased 22.4% because of a decline in revenue and mainly higher in network cost and marketing expenditure

Overview

As at 2Q05, the Company and its subsidiaries (the Group) had the total of 15,814,500 mobile phone subscribers, comprising of 2,126,000 postpaid subscribers on GSM Advance and GSM 1800 and 13,688,500 prepaid subscribers on 1-2-Call!. The subscriber base grew 338,000 or 1.9% due mainly to an increase in 1-2-Call! subscribers.

Due to impact from oil price surge in the period, consumer sentiment has been weak and more cautious on spending. In response to price competition in cellular service industry, AIS launched a tactical price plan, Sure-Sure to end the intensive competition. The impact of the tactical price plan pushed down the service revenues.

As a result, the Group generated a total revenue of Baht 22,308 million for the period of 2Q05, a fall of 6.0% QoQ and 7.4% YoY.

The Group recorded the net profit of Baht 4,169 million for 2Q05, a decrease of 22.4% from previous quarter. The profit decrease was principally owing to a drop in total revenues as well as a rise on network cost and marketing expenditure.

For the six-month period, the Group showed the net profit of Baht 9,538 million, down by 5.3% compared to the same period of previous year, principally resulting from a decline in total revenues.

Operating Results

Table 1: Selected financial information — Amount in Million Baht

	2Q05	% Change QoQ	% Change YoY	6 Months	% Change YoY
Total Revenue	22,308	(6.0%)	(7.4%)	46,030	(4.5%)
Total Cost	13,035	0.3%	(0.3%)	26,028	0.0%
Gross Margin	9,273	(13.6%)	(15.9%)	20,002	(9.7%)
SG&A	2,653	11.4%	(7.1%)	5,035	(9.0%)
Net Profit	4,169	(22.4%)	(17.3%)	9,538	(5.3%)
Diluted EPS (Baht)	1.41	(22.5%)	(17.5%)	3.23	(5.6%)

Total Revenue

The Group generated total revenue of Baht 22,308 million in 2Q05, down 6.0% from that of 1Q05 and down 7.4% from that of 2Q04, mainly resulting from the decline of services revenue. For the six-month period of 2005, total revenue was Baht 46,030 million, a decrease of 4.5% from the same period of last year.

Lower service revenue mainly resulted from a decline of 1-2-Call! revenue

- Revenue from services and equipment rentals

The mobile service revenue was a majority part of revenue from service and equipment rentals. In 2Q05, mobile service revenue was Baht 19,781 million, decreased by 6.6% from that of 1Q05 mainly resulting from lower 1-2-Call! revenue due to intensive price competition. Moreover, ARPU in the second quarter of the year has been generally lower than that of first quarter. When compared to 2Q04, service revenue decreased by Baht 1,309 million or decreased by 6.2%. For the six-month period it was Baht 40,967 million, down by 2.3% from the same period of last year despite the more number of subscribers. The decline was caused by a fall in the 1-2 Call! ARPU, a majority group of total subscribers.

Lower average selling price resulted in lower sales revenue in 2Q05 compared to 2Q04

- Revenue from sales

Handset and accessory sales were major components in revenue from sales. In 2Q05, sales revenue were Baht 2,527 million, being close to that of 1Q05, but falling Baht 483 million or 16.0% compared to 2Q04. The decrease in handset sales was mostly affected from lower average selling price.

For the six-month period, revenue from sales was Bath 5,064 million reducing by 19.0% from the same period of last year. The decrease in handset sales came from lower sales volume as well as lower average selling price, impacted from an intense competition in handset sales.

Total Cost

Total cost was Baht 13,035 million in 2Q05, a slight increase caused of, a rise of cost of handsets. When compared to 2Q04, it maintained stable. Total cost for the six-month period was Baht 26,028 million, which was also constant from the same period of last year.

- Cost of services and equipment rentals

Cost of services and equipment rentals were Baht 6,064 million in 2Q05, rose by 4.1% from 1Q05 and rose by 10.9% compared to 2Q04. The increment was due primarily to higher network amortization resulting from continuous expansion of mobile service network. For the six-month period they rose by 9.5% from the same period of last year.

- Concession fee and excise tax

Concession fee and excise tax were Baht 4,654 million in 2Q05, decreasing by Baht 296 million or 6.0% from previous quarter and Baht 317 million or 6.8% from that of 2Q04.

For the six-month period, they dropped by 3.0% from the same period of last year.

The decline in concession fee and excise tax was in-line with the decrease in revenue from mobile services.

- Cost of Sales

Cost of sales was Baht 2,317 million, increased by Baht 97 million or 4.4% from that of 1Q05 but decreased by Baht 314 million or 11.9% compared to 2Q04. For the six-month period, it dropped by Baht 731 million or 13.9% from the same period of last year due to lower in sales volume and average handsets cost per unit.

SG&A increased QoQ mainly from an increase in marketing spending

Selling and Administrative expenses

Total selling and administrative expenses (SG&A) were Baht 2,653 million in 2Q05, accounted for 11.9% of total revenue. The SG&A increased by Baht 271 million or 11.4% from that of 1Q05. The change of SG&A was principally from the increase of marketing expense totaling of Baht 220 million from last quarter. When compared to 2Q04, the SG&A decreased by Baht 203 million or 7.1%.

For the six-month period, SG&A decreased by Baht 495 million or 9.0% from the same period of last year. The main reasons were from an allowance for doubtful and marketing spending decreased by Baht 164 million and Baht 420 million respectively while staff cost increased by Baht 118 million.

Lower Income tax from 1Q05 resulted from Lower total revenues and higher cost and SG&A

Income Tax

In 2Q05, corporate income tax was Baht 2,160 million, down by Baht 572 million or 20.9% from that of 1Q05 resulting mainly from the decrement in total revenues and an increase in cost and SG&A. Compared to 2Q04, it decreased by Baht 624 million or down 22.4%. For the six-month period it decreased Baht 923 million or 15.9% from the same period of last year.

Net Profit

As aforesaid, net profit in 2Q05 dropped by 22.4% from that of 1Q05, and dropped by 17.3% compared to 2Q04. For the six-month period, net profit decreased by 5.3% from the same period of last year.

Total Assets slightly increased by 1.7% from YE04 from an increase in cash and cash equivalent

Financial Position

Assets

At the end of this quarter, total assets were Baht 123,254 million, increased by Baht 2,087 million or 1.7% from YE04. As a percentage of total assets, current assets and non-current assets accounted for 18.7% and 81.3% respectively.

Table 2: Major assets component

	30 June 2005		31 December 2004	
	Million Baht	% of Total Assets	Million Baht	% of Total Assets
Current Assets	23,011	18.7%	19,118	15.8%
Plant, Property and Equipment, net (incl. Computer Software)	10,495	8.5%	11,618	9.6%
Assets under concession agreements, net	75,813	61.5%	75,658	62.4%
Other non current assets	13,935	11.3%	14,774	12.2%

- Current Assets

As at June 2005, current assets considerably increased by Baht 3,894 million or up 20.4% from YE04. This was mainly from the significant increment of cash and cash equivalent from Baht 9,449 million as at YE04 to Baht 13,351 million.

Liabilities

Total liabilities increased by 0.1 % from YE04

Total liabilities were Baht 53,142 million at end of 2Q05, increased by Baht 62 million or 0.1% from YE04.

Table 3: Major liabilities component

	30 June 2005		31 December 2004	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	16,819	31.7%	16,423	31.0%
Concession right payable, accrued concession fee and excise tax[1]	8,252	15.5%	7,017	13.2%
Long-term borrowings and debentures, net[2]	27,966	52.6%	29,521	55.6%
Other non-current liabilities	105	0.2%	119	0.2%

[1] Concession right payable, Accrued Concession fee and Excise Tax including current-portion within 1 year and portion over 1 year

[2] Long-term borrowings and debentures, net including current-portion within 1 year and portion over 1 year

- Other Current Liabilities

As at June 2005, the Group had an increase in other current liabilities was up Baht 396 million or 2.4% from YE04. The main item came from A/P-Trade increasing of Baht 924 million.

- Concession right payable, accrued concession fee and excise tax

As at June 2005, the concession right payable, accrued concession fee and excise tax within 1 year presented at Baht 8,252 million, up by Baht 1,235 million or 17.6%. Due to the schedule of annual concession fee payment in November of each year, so the balance of accrued concession fee as of YE04 was not as much as that of the second quarter and the third quarter of each year.

- Long-term borrowings and debentures, net

The Group showed net long-term borrowings and debentures of Baht 27,966 million, a decrease of Baht 1,555 million or 5.3% from YE04. During the six-month period ended June 2005, the Group made total repayment of Baht 1,500 million of long-term debentures. As at June 2005, the Group presented the current portion within 1 year of total long-term debentures and borrowings of Baht 5,011 million and the portion over 1 year of that amounting of Baht 22,955 million or represented as 17.9% and 82.1% of its own category respectively.

Total Equities rose by 3.0% from YE04' resulted from net income 9,538 MB netting by dividend paid

Shareholders' Equities

As at June 2005, the Group had total equity of Baht 70,112 million, increasing by Baht 2,025 million or 3.0% from YE04; as a result of the net income in six-month period Baht 9,538 million. The Company declared the second payment of dividends at 2.60 baht per share totaling Baht 7,653 million addition to an interim dividend payment on 9 September 2004 at the rate of 2.15 baht per share. As a result, the total of dividend payment from the net operating result of YE04 was 4.75 baht per share.

During the 1Q05, by the regulation of SEC, the Company took a capital reserve for treasury stock of Baht 83 million apart from inappropriate retained earnings.

In addition, the additional issued and fully paid-up share capital as at end of 2Q05 increases subject to an exercise of ESOP totaling 2.47 million shares. The Company presents advanced receipt of Baht 20 million.
A subsidiary recognized a fair value reserved of available for sale – securities of Baht 4 million as unrealized gain in Shareholder's Equity.

Liquidity

For the period of 2Q05, the Group's consolidated net cash flow increased by Baht 3,868 million principally resulting from net cash inflow from operating activities of Baht 19,568 million. A part of the increment of cash flow was invested in short-term investment to earn more interest than saving in commercial bank. Net cash outflow from investing activities was Baht 6,594 million rising from Baht 4,367 million, compared to the same period of prior year. This was mainly from network expansion investment. In addition, net cash outflow from financing activities was Baht 9,106 million from the repayment of long-term debentures amounting Baht 1,500 million and the second payment of dividend from the net operating result of YE04 totaling Baht 7,653 million.

Management's Discussion and Analysis: Shin Satellite Public Company Limited

Net Profit was Baht 582 million, increased from Baht 249 million in Q2/04

Overview

Shin Satellite Plc's total revenue in the Second Quarter of 2005 (Q2/05) increased by 112.8%. Consolidated sales and service income was Baht 1,624 million, a gain of about 45.4% from the same period last year. Additionally, the Company gained Baht 35 million on the exchange rate.

The Company signed a contract with Alcatel in June 2005 to construct a new satellite, Thaicom 5 (to be launched in 2006). Part of the Thaicom 5 capacity will be used to replace capacity on Thaicom 3 that was lost because of a power anomaly in 2003. As a result, the Company recorded the insurance compensation received to compensate for the loss of capacity on Thaicom 3 as "revenue from insurance". The amount recorded is Baht 1,083 million. Additionally, in respect of the useful life of Thaicom 3, the Company and its consultant completed the assessment process following the anomaly on Thaicom 3 and estimate the useful life of that satellite to be 2.5 years. For this reason, an impairment for Thaicom 3 was recorded to the amount of Baht 400 million.

Shin Satellite Plc reported net profit for Q2/05 of Baht 582 million, an increase of Baht 249 million from Q2/04 and reported net profit for the first six month of 2005 of Baht 783 million, an increase from Baht 439 million in the same period last year.

A Public Offering (PO) of 208 million new shares at Baht 15.30/share in early June 2005 raised around Baht 3,123 million, net with flotation cost. Following the PO, the Company's paid up share capital and premium on shares were Baht 5,436 million and Baht 4,270 million, respectively.

CSL announced it would pay a dividend of Baht 0.12 per share for the performance of the first six months of 2005. SATTEL indirectly holds 40.02% of CSL.

Business Summary

Transponder leasing and related business

In May 2005, the Company's Board of Directors approved investment in the Thaicom 5 project. Thaicom 5 will serve the demand for transponders in Thailand and neighboring countries e.g. Vietnam, especially with respect to Ku Band for Direct-to-Home (DTH) Services. The project cost of Thaicom 5 is approximately USD 100 million and the project is expected to be complete in Q2/2006. In June 2005, the Company selected Alcatel to construct the Thaicom 5 satellite.

The Thaicom 4 (IPSTAR) satellite was shipped to the Arianespace's (AE) South American launch site in June 2005. The Company was informed by AE that the launch operation would take place on August 11, 2005.

Internet Business

On June 22, 2005, Shin Broadband Internet (Thailand) Co. Ltd., (SBI) opened a new business, "Franchise My Theatre" to offer an opportunity to entrepreneurs interested in investing in the private theatre and karaoke via satellite business. The first My Theatre at Ratchaburi has been operational since November last year.

Telephone Business

LTC is the telecom operator with the greatest market share in Laos. It is in the forefront of using new technology, such as IPSTAR Trunking and the CDMA cellular system, to enable them to invest comparatively lower for a much larger coverage area.

LTC focuses on the low-end market, especially teenagers, with many promotion campaigns aimed at teenagers. As a result, LTC's subscribers have increased 11.4% from last quarter and 86% from the same period last year.

Consolidated Operating Results

Table 1: Selected financial information on SATTEL

	Amount (MBt)			Change (%)	
	Q2/05	Q1/04	Q1/05	YoY	QoQ
Sales and service income	1,624	1,117	1,229	45.4%	32.1%
Share of net results from associate	20	37	13	-45.9%	53.8%
Revenue from insurance compensation	1,083	-	-	100%	100%
Cost of sales and services	1,071	713	815	50.2%	31.4%
SG&A expenses	262	177	174	48.0%	50.6%
Impairment cost for asset under concession	400	-	-	100%	100%
EBIT*	291	227	241	28.2%	20.7%
EBITDA**	636	529	563	20.2%	12.9%
Net profit	582	249	201	133.7%	189.6%
EPS (Baht)	0.63	0.28	0.23	133.7%	189.6%

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

Sales and service income consists of revenue from transponder services provided by SATTEL, Internet services provided by LTC, Camshin and SBI and telephone services by LTC and Camshin.

Sales and Service Income	Q2/05	Q2/04	Q1/05	%YoY	%QoQ
Transponder and related	1,135	730	755	55.5%	50.3%
Telephone	474	370	457	28.1%	3.7%
Internet	15	17	17	-11.8%	-11.8%
Total	1,624	1,117	1,229	45.4%	32.1%

The Company reported consolidated sales and service income for Q2/2005 of Baht 1,624 million, an increase of Baht 507 million or 45.4% compared to Baht 1,117 million for Q2/2004, an increase of 32.1% from last quarter. This was attributable to an increase in revenue from IPSTAR services and the telephone business.

Consolidated sales and service income for 1H/2005 was Baht 2,853 million, up by 9.8% from the same period last year. This was due to an increase in IPSTAR service revenue as well as telephone business revenue. Revenues from CSL and TMC were not included in this year's consolidated sales and services income, whereas, their incomes for first three months of 2004 were included in last year's consolidated sales and service income.

Satellite Transponder Leasing and Related Services

Transponder and Related	Q2/05	Q2/04	Q1/05	%YoY	%QoQ
Thaicom	600	673	577	-10.8%	4.0%
IPSTAR	535	57	178	837.7%	200.3%
Total	1,135	730	755	55.4%	50.3%

Transponders revenue revenues go up by 55.5% over Q2/04

Revenue from transponders and related services in Q2/2005 was Baht 1,135 million, an increase of Baht 405 million or 55.5% compared to Baht 730 million for the same period last year and went up by 50.3% from last quarter.
IPSTAR service revenue was Baht 535 million this quarter, an increase of Baht 478 million or 837.7% compared to Baht 57 million in Q2/2004. This was primarily because the Company sold 8,136 IPSTAR User Terminals (UT) in this quarter, which was the highest sales volume since we started the soft launch service. However, limits on conventional satellite bandwidth constrained growth of the sales of UTs. With almost 20 times higher bandwidth than conventional satellites on Thaicom 4 (IPSTAR), the Company expects the UT sales volume will grow exponentially after the launch of the Thaicom 4(IPSTAR) satellite.

Revenue from the Thaicom business for Q2/2005 was Baht 600 million, a decrease of Baht 73 million or 10.8%, from Baht 673 million in Q2/2004. This was because the Company ceased service in Q3/2004 to an Australian client who was unable to continue its TV business. The Company has assigned some of that capacity to new broadcast customers in Indochina and South Asia.

Telephone Network Services
Because of the growth of prepaid subscribers, revenue from the telephone network business in Q2/2005 was Baht 474 million, an increase of Baht 104 million, or 28.1%, compared to Baht 370 million in Q2/2004, an increase of 3.7% from last quarter. As of the end of Q2/2005, LTC and Camshin have 391,100 and 176,500 subscribers respectively, an increase of 86% and 33.5%,

Internet Services
Revenue from the Internet business in Q2/2005 was Baht 15 million, down slightly from Baht 17 million in Q2/2004.

Cost of Sales and service

The Company reported total costs for Q2/2005 of Baht 1,071 million, an increase of Baht 358 million or 50.2% compared to Baht 713 million in Q2/2004. This was in line with an increase in revenue from IPSTAR and the telephone business. Costs accounted for 65.9% of sales and service income, rising from 63.8% in Q2/2004.

Cost of Sales and Service	Q2/05	Q2/04	Q1/05	%YoY	%QoQ
Transponder and related	792	498	574	59.0%	38.0%
Telephone	262	196	227	33.7%	15.4%
Internet	17	19	14	-10.5%	21.4%
Total	1,071	713	815	50.2%	31.4%

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services were Baht 792 million, an increase of 59.0% from Baht 498 million in Q2/2004, an increase of 38.0% from the previous quarter. This comprises the cost of providing IPSTAR service of Baht 416 million, up from Baht 84 million in Q2/2004. This was caused by an increase in the cost of sales of UTs, corresponding to an increase in the sales volume and costs relating to the Thaicom business of Baht 376 million. This is a decrease from Baht 410 million in the same period last year, partially due to a corresponding drop in the concession fee in accordance with lower transponder service revenue.

Telephone Network Services

Costs relating to the telephone business amounted to Baht 262 million, an increase of 33.7% from Baht 196 million for Q2/2004. This was because of an increase in the amortization of telephone network equipment following the expansion and development of the current network and the new CDMA system, which commenced at the end of last year. Camshin's revenue sharing cost was lower than that of Q2/2004 following the reduction in the rate of revenue sharing from 11% to 7%, from July 22, 2004.

Internet Services

Costs associated with the Internet business were Baht 17 million, a slight decline from the same quarter last year of Baht 19 million, in accordance with a drop in revenue.

Selling and Administrative Expenses

SG&A, including directors' remuneration, was Baht 262 million in Q2/2005, an increase of Baht 85 million, or 48.0% compared to Baht 177 million in Q2/2004 and an increased of about 50% from the last quarter. This was because the Company recorded a provision for obsolete stock of Baht 48 million. This is a common occurrence as the Company's development of its technology to use a more cost-effective microchip makes previous versions in stock outdated. Additionally, there was an expense related to the amendment of the Thaicom 4 (IPSTAR) loan agreement. The major amendment was for the extension of the repayment schedule to be consistent with the commencement of operations of the Thaicom 4 (IPSTAR) satellite.

Interest Expense

Interest expense was Baht 42 million, an increase of Baht 11 million, or 35.5%, compared to Baht 31 million in Q2/2004. This was due to an upward trend in the interest rate as well as an increase in loans for telephone network expansion of Camshin.

Exchange Rate

The Company has a policy to mitigate its foreign exchange exposure by using appropriate financial instruments. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments.

The Company reported a gain of Baht 35 million from foreign exchange in Q2/2005, while recorded a loss of Baht 45 million in the same period the previous year.

Share of net results from investment – equity method

The share of net results from investment was Baht 20 million, down from Baht 37 million in the same period of 2004. This was due to the drop in CSL's performance because of fierce price competition in the Internet industry.

Other Income

Other income was Baht 5 million this quarter, dropped from Baht 141 million in the same period last year as we recorded a gain on an unwound/exercised option contract in Q2/2004.

Recorded revenue from insurance proceeds of Thaicom 3 and impaired cost of Thaicom 3

Non-recurring Items
As a result of the signing of a contract with Alcatel for the construction of Thaicom 5, and part of that satellite's future use to replace the missing capacity on Thaicom 3, the Company recorded the insurance claim on Thaicom 3 as "revenue from insurance" compensation to the amount of Baht 1,083 million. Additionally, in respect of the useful life of Thaicom 3, the Company and its consultant completed their assessment process and estimate the useful life of Thaicom 3 to be 2.5 years. Therefore, an impairment for Thaicom 3 was recorded to the amount of Baht 400 million. The new estimated useful life would create an increase of approximately Baht 308 million a year in amortization of Thaicom 3 for the next 2.5 years. The amortization is a non-cash item and will not have an effect on the Company's ability to conduct its business

Income Tax Expense
Reflecting the abovementioned revenue from insurance compensation of Baht 1,083 million, the Company's income tax expense was Baht 407 million in Q2/2005, compared to Baht 84 million in Q2/2004.

Financial Position
At the end of Q2/2005, the Company reported total assets of Baht 33,408 million, an increase from the end of 2004 of Baht 5,822 million, or 21.1%. The launch insurance premium for Thaicom 4 (IPSTAR) was paid in this quarter and resulted in an increase in Thaicom 4 (IPSTAR)'s assets under construction. In addition, investment in the expansion of the telephone networks in Cambodia and Laos also accounted for the increase in assets. CSL's net assets were presented as an investment in an associate.

Table 2: SATTEL's Asset Components

Asset	June 30, 2005		December 31,2004	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	5,955	17.8	2,726	9.9
Investment in associates	729	2.2	759	2.8
PP&E Net	23,032	68.9	19,638	71.2
PP&E under the concession agreement, net	3,180	9.5	3,933	14.3

At the end of Q2/2005, the Company had a current ratio of 1.16 times, up from 0.44 at the end of 2004. This was because of an increase in our current assets due to receipt of net PO proceeds of Baht 3,123 million, as well as recording the insurance proceeds of Thaicom 3 as an accrued income in the balance sheet. As current liabilities decreased because of the use of part of the PO proceeds to repay short-term loans, and the new repayment schedule of Thaicom 4 (IPSTAR) loan, there was a decrease in the portion of long term loans that will be due in one year.
The investment in CSL was presented as an "investment in associate" item instead of recognizing its financial status (assets and liabilities) line by line in our consolidated financial statement. At the end of Q2/2005, the Company's "investment in associate" was Baht 729 million.

Property, Plant and Equipment (PPE) at the end of Q2/2005 was Baht 23,032 million, an increase of Baht 3,394 million from Baht 19,638 million at the end of last year. The launch insurance premium of the Thaicom 4 (IPSTAR) satellite was paid in this quarter. It became attributable to "assets under construction", namely the Thaicom 4 (IPSTAR) project (Q2/2004: Baht 18,108, 2004: Baht 15,313 million), as well as an increase in the assets under concession agreements of CamShin of approximately Baht 384 million (Q2/2004: Baht 2,400, 2004: Baht 2,016 million). Additionally, the capital expenditure for the Thaicom 5 project of Baht 361 million was recorded in this quarter.
PPE under the concession agreement (which refers to the Thaicom satellites) at the end of Q2/2005 was Baht 3,508 million, a decrease from Baht 3,933 million at the end of 2004. This was due to the amortization of the three Thaicom satellites of Baht 353 million and the impairment of Thaicom 3 of Baht 400 million. Note that after launching and in-orbit testing of the Thaicom 4 (IPSTAR) satellite, the Company will transfer the title of the satellite to the Ministry of Information and Technology and the investment in Thaicom 4 (IPSTAR) project will be transferred and recorded under PPE under concession at that time.

The Company's total borrowing at the end of Q2/2005 was Baht 17,093 million, an increase of Baht 782 million from Baht 16,311 million at the end of 2004. This was substantially accounted for by the Thaicom 4 (IPSTAR) project; the company applied part of its PO proceeds to repay short-term debt of Baht 900 million.

After the PO, the Company's paid up capital and premium on shares increased from Baht 4,384 million and Baht 2,198 million at the end of 2004 to Baht 5,436 million and Baht 4,270 million, respectively. The Company had retained earnings of Baht 2,950 million, an increase of Baht 783 million from the profit incurred in the first six months period of 2005. Thus, Shareholders' equity was Baht 13,173 million at the end of this quarter. Total borrowing to equity at the end of Q2/2005 was 1.30 times, which is considered manageable for a Company that is investing in a huge project like Thaicom 4(IPSTAR), and which receives financing support from financial institutes.

The Company's cash flow from operations for 1H/2005 was Baht 885 million. Net cash outflow used for investing activities was Baht 3,601 million, mainly for the Thaicom 4 (IPSTAR) project and the expansion of the Indochina telephone networks and Thaicom 5 project. Net cash inflow from financing was Baht 3,791 million reflecting the net proceeds from the PO of Baht 3,123 million together with the loan from financial institutes supporting the Thaicom 4 (IPSTAR) project and network expansion in Cambodia. The Company had ending cash at Baht 2,064 million on June 30, 2005, which it considers to be appropriate for working capital and a satisfactory level of liquidity.

Management's Discussion and Analysis: ITV Public Company Limited

Overview

1H05 Net profit of Baht 405 million increased by 679.5% when compared to 1H04

For the first six-month period of this year, the Company reported a net profit of Baht 405 million, considerably increased from a net profit of Baht 52 million at the same period last year, or a satisfactory growth of 679.5%. This is primarily due to the higher growth rate of the revenue and the decrease of total expenses according to an efficiency of management over costs and expenses control. Diluted earnings per share at the end of June 2005 was Baht 0.33.

There was a significant growth in 1H05 compared to the 1H04, in terms of market share for advertising spending, audience share and public popularity rating for the station as follow :

- The Company's advertising spending share increased from 14.9% to 18.5%.
- The audience share increased from 9.8% to 12.7%.
- Television viewer rating increased particularly during Prime Time (18.00-22.30 hrs) from the average rating of 2.06 to 3.13.

Analysis of Operation Results (Consolidated Financial Statements)

Selected financial information:

Unit : Baht Million

	2Q05	% Change QoQ	% Change YoY	1H05	% Change YoY
Total Revenues	632	11.3%	37.7%	1,199	31.9%
Cost of Services	229	5.8%	(10.5%)	445	(9.1%)
Gross Margin	403	14.7%	98.0%	755	79.8%
SG&A Expenses	98	(23.2%)	(11.1%)	225	(3.5%)
Concession Fee	58	0%	0%	115	0%
Net Profit (Loss)	244	50.8%	768.7%	405	679.5%
Diluted EPS (Baht)	0.20	0.07	0.18	0.33	0.29

The growth of the Company's advertising revenue was higher than the TV industry

Total Revenues

The Company's total revenues continued to increase, in this quarter showing a 11.3% and 37.7% rise from 1Q05 and 2Q04 respectively. Total revenues were generated from two major sources, which are :

- **Advertising Income**

  In this quarter, the advertising income amounted to Baht 524 million, a 12.6% up from the previous quarter, and outperformed the advertising spending of TV industry growth of 8.9%. When compared to the same period of last year, the Company's advertising income growth was 44.5%, which was better than the industry growth of 6.4%.

Total revenues of 1H05, Baht 1,199 million increased by 31.9% from 1H04

- **Airtime Rental**

  The Company's airtime rental in this quarter totaled Baht 106 million, a 4.6% and 10.9% increase from 1Q05 and 2Q04 respectively.

1H05 total revenues was Baht 1,199 million grew by Baht 290 million or 31.9% from 1H04,and better than the industry growth of 4.9%.

Cost of Services and Selling & Administrative Expenses

In 2Q05, the Company's cost of services and selling & administrative expenses totaled Baht 326 million decreased 4.9% from 1Q05 and 10.7% from 2Q04 due to :

- **Costs of Services**

In this quarter, the Company's cost of services increased by 5.8% from the previous quarter but decreased 10.5% from 2Q04 mainly due to a reduction in programming costs brought by changes in production scheme from "Hired Production Basis" to "Time Sharing Basis", and the cancellation of Thai Drama program during 22.00-22.30 hrs.

1H05 Total costs and SG&A increased 7.3% from 1H04

- **Selling & Administrative Expenses (SG&A)**

The Company's SG&A reduced by Baht 29 million, or 23.2% from the previous quarter due to the extra expense in 1Q05 from 21 employees compensation under the judgment of the Supreme Court.
2Q05 SG&A also declined by Baht 12 million or 11.1% from the expenses of introducing new program scheduling events in 2Q04.
Cost of services and SG&A for 1H05 was Baht 669 million, decreased by 7.3% from the same period last year.

Interest Expenses
Interest expenses in 2Q05 reduced by 18.7% and 46.9% from 1Q05 and 2Q04 respectively, resulted from a loan repayment which brought down the Company's long-term loan from Baht 440 million in 1Q05 and Baht 773 million in 2Q04 to Baht 407 million in this quarter.
Interest expenses of Baht 10 million in 1H05, dropped by Baht 10 million or 50.5% from 1H04.

Net Profit
The Company posted Baht 244 million in net profit for this quarter, increased by 50.8% and 768.7% from 1Q05 and 2Q04 respectively. The profit was mainly derived from an increase in revenues while the costs and expenses were decreased.

Analysis of Financial Position (Consolidated Financial Statements)

1. Assets

At the end of June 30, 2005, the Company's total assets amounted to Baht 3,252 million, a rise of Baht 277 million, or 9.3% from YE04. Current assets and non-current assets accounted for 31.7% and 68.3% of total assets respectively. Total assets comprised:

	June 30, 2005		December 31, 2004	
	Amount (Btmn)	% of Total Asset	Amount (Btmn)	% of Total Asset
Cash and Cash Equivalents	407	12.5%	152	5.1%
Accounts Receivable	424	13.0%	340	11.4%
Other Current Assets	201	6.2%	183	6.1%
Net Assets under Concession	2,208	67.9%	2,288	76.9%
Other Non-current Assets	11	0.4%	11	0.4%

Current Assets

At the end of June 30, 2005, the Company's current assets were up by Baht 358 million mainly from an increase in both cash and accounts receivable.

Non - Current Assets

The Company's non-current assets declined by Baht 80 million, mainly due to a decline in the net amount of concession assets after amortization.

Long-term loan Baht 407 million, decreased by 36.4% from YE04

2. Liabilities

Total liabilities were Baht 1,191 million, dropped by Baht 137 million, or 10.3% from YE04. The decline resulted from a reduction of long-term loan outstanding caused by an early payments made possible by excess liquidity from profitable operation. Liabilities comprised:

	June 30, 2005		December 31, 2004	
	Amount (Btmn)	% of Total Liabilities	Amount (Btmn)	% of Total Liabilities
Current Portion of Long-Term Loan	76	6.4%	72	5.4%
Concession Payable	565	47.4%	450	33.9%
Other Current Liabilities	219	18.4%	238	17.9%
Long-term Loan - Net	330	27.7%	568	42.8%

The Company's D/E ratio improved from 0.81x at YE04 to 0.58x at the end of June2005

3. Shareholders' Equity

At the end of June 30, 2005, the Company's total shareholders' equity was Baht 2,061 million, an increase of Baht 414 million from YE04. The increase resulted from a net profit of Baht 405 million and a capital injection from the exercise of warrant under the employee stock options plan. The debt to equity ratio improved from 0.81x at YE04 to 0.58x at the end of June 2005.

4. Liquidity

For 1H05, the Company's net cash flow increased by Baht 253 million from the same period last year consequently from :

- A Baht 43 million decline in net cash outflow from financing activities resulted from Baht 234 million loan repayments in 1H05 which was less than Baht 284 million loan repayments in 1H04.

- A Baht 82 million decline in cash outflow from investment activities caused by the major investing activities of program production was decreased mainly from a replacement of in-house programs by revenue-and-airtime-sharing programs which producers absorbed all production cost.
- Baht 135 million increase in cash inflow from operation came from a better operating performance.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the companies in Shin Group. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 June 2005

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2005, and the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2005 and 2004 and the related consolidated and company statements of changes in shareholders' equity, and cash flows for the six-month periods ended 30 June 2005 and 2004 of Shin Corporation Public Company Limited and its subsidiaries. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these interim financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2004 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 18 February 2005. The consolidated and company balance sheets as at 31 December 2004, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
11 August 2005

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited
Balance Sheets
As at 30 June 2005 and 31 December 2004

		Consolidated		Company	
		30 June 2005 Unaudited	31 December 2004 Audited	30 June 2005 Unaudited	31 December 2004 Audited
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		4,429,445	3,563,016	1,490,990	1,852,172
Current investments	5	914,276	485,343	278,044	275,199
Trade accounts and notes receivable, net	6	2,387,871	1,931,201	17,119	15,339
Current portion of loans and accrued interest receivables, net	7	2,012,963	590,292	-	-
Amounts due from and advances to related parties	14	2,811	10,859	453	265
Inventories, net		493,352	363,213	-	-
Current portion of accounts receivable - forward contract, net		361,564	557	-	-
Insurance compensation receivable	9	1,082,654	-	-	-
Other current assets		569,317	592,205	39,564	42,585
Total current assets		12,254,253	7,536,686	1,826,170	2,185,560
Non-current assets					
Loans and accrued interest receivables, net	7	1,027,754	455,950	-	-
Investments in subsidiaries, associates and joint ventures	8	30,943,180	30,141,262	39,201,576	37,389,405
Other investments		26,250	26,250	26,250	26,250
Long-term loan to another company		28,335	29,174	-	-
Property and equipment, net	9	23,457,648	20,019,468	42,089	48,602
Other assets					
Property and equipment under concession agreements, net	9	5,275,242	6,098,021	-	-
Goodwill, net	9	1,354,617	1,404,376	-	-
Intangible assets, net	9	368,531	356,721	22,689	28,330
Other assets		311,463	295,743	6,324	6,631
Total non-current assets		62,793,020	58,826,965	39,298,928	37,499,218
Total assets		75,047,273	66,363,651	41,125,098	39,684,778

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ____________________ Director ____________________

The accompanying notes on pages 10 to 38 are an integral part of these interim consolidated and company financial statements.

	Notes	Consolidated 30 June 2005 Unaudited Baht'000	Consolidated 31 December 2004 Audited Baht'000	Company 30 June 2005 Unaudited Baht'000	Company 31 December 2004 Audited Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	10	5,218,598	2,112,100	2,000,000	-
Trade accounts and notes payable		1,194,806	1,182,802	1,454	1,605
Amounts due to and loans from related parties	14	2,512	6,434	23	660
Current portion of long-term borrowings	10	1,878,990	2,227,293	799	1,130
Current portion of forward contracts payable, net		122,541	563,674	-	-
Accrued concession fees		1,088,880	1,024,642	-	-
Accrued income tax		401,165	141,754	-	-
Other current liabilities		1,825,303	1,272,128	68,169	60,218
Total current liabilities		11,732,795	8,530,827	2,070,445	63,613
Non-current liabilities					
Long-term borrowings, net	10	15,370,256	12,790,386	873	1,601
Long-term debentures, net	10	-	2,680,087	-	2,680,087
Other liabilities		130,284	520,960	-	404,033
Total non-current liabilities		15,500,540	15,991,433	873	3,085,721
Total liabilities		27,233,335	24,522,260	2,071,318	3,149,334
Shareholders' equity					
Share capital	11				
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - common shares		2,998,664	2,953,632	2,998,664	2,953,632
Warrants		484,619	607,929	484,619	607,929
Premium on share capital		6,090,203	5,109,279	6,090,203	5,109,279
Unrealised gain on dilution of investments		3,978,603	3,619,812	3,978,603	3,619,812
Unrealised loss from revaluation of investment		(23,776)	(26,802)	(23,776)	(26,802)
Advance receipt for share subscription		2,300	-	2,300	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		25,083,778	23,867,926	25,083,778	23,867,926
Cumulative foreign currency translation adjustment		(60,611)	(96,332)	(60,611)	(96,332)
Total parent's shareholders' equity		39,053,780	36,535,444	39,053,780	36,535,444
Minority interests		8,760,158	5,305,947	-	-
Total shareholders' equity		47,813,938	41,841,391	39,053,780	36,535,444
Total liabilities and shareholders' equity		75,047,273	66,363,651	41,125,098	39,684,778

The accompanying notes on pages 10 to 38 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited

Statements of Income (unaudited)

For the three-month periods ended 30 June 2005 and 2004

		Consolidated		Company	
		30 June 2005	30 June 2004	30 June 2005	30 June 2004
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues	14				
Revenues from sales and services		3,484,349	2,589,683	72,190	73,468
Revenue from insurance compensation	9	1,082,654	-	-	-
Other income	12	108,470	151,318	15,176	7,156
Share of net results from investments - equity method		1,809,973	2,203,089	2,098,588	2,258,027
Total revenues		6,485,446	4,944,090	2,185,954	2,338,651
Expenses	14				
Cost of sales and services		2,158,361	1,752,274	29,191	28,875
Concession fee		160,751	192,330	-	-
Selling and administrative expenses		745,505	475,658	51,963	59,779
Impairment of property and equipment under concession agreements	9	400,000	-	-	-
Directors' remuneration		3,656	2,992	2,188	1,834
Total expenses		3,468,273	2,423,254	83,342	90,488
Profit before interest and tax		3,017,173	2,520,836	2,102,612	2,248,163
Interest expense		(111,191)	(84,172)	(44,750)	(44,380)
Income tax		(418,324)	(101,802)	-	-
Profit before minority interests		2,487,658	2,334,862	2,057,862	2,203,783
Share of net result from subsidiaries to minority interests		(429,796)	(131,079)	-	-
Net profit for the period		2,057,862	2,203,783	2,057,862	2,203,783
Basic earnings per share (Baht)	3				
Net profit for the period		0.69	0.75	0.69	0.75
Diluted earnings per share (Baht)	3				
Net profit for the period		0.67	0.72	0.67	0.72

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 10 to 38 are an integral part of these interim consolidated and company financial statements.

Statements of Income (unaudited)

For the six-month periods ended 30 June 2005 and 2004

		Consolidated		Company	
		30 June 2005	30 June 2004	30 June 2005	30 June 2004
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues	14				
Revenues from sales and services		6,345,589	5,377,952	142,697	149,623
Revenue from insurance compensation	9	1,082,654	-	-	-
Other income	12	167,592	176,336	28,906	14,414
Share of net results from investments - equity method	8	4,128,677	4,365,822	4,533,254	4,388,376
Total revenues		11,724,512	9,920,110	4,704,857	4,552,413
Expenses	14				
Cost of sales and services		3,936,251	3,508,588	67,746	56,310
Concession fee		321,022	381,853	-	-
Selling and administrative expenses		1,318,395	1,122,162	94,227	102,503
Impairment of property and equipment under concession agreements	9	400,000	-	-	-
Directors' remuneration		8,473	6,560	4,770	3,823
Total expenses		5,984,141	5,019,163	166,743	162,636
Profit before interest and tax		5,740,371	4,900,947	4,538,114	4,389,777
Interest expense		(210,967)	(171,942)	(87,754)	(88,336)
Income tax		(479,270)	(165,952)	-	-
Profit before minority interests		5,050,134	4,563,053	4,450,360	4,301,441
Share of net result from subsidiaries to minority interests		(599,774)	(261,612)	-	-
Net profit for the period		4,450,360	4,301,441	4,450,360	4,301,441
Basic earnings per share (Baht)	3				
Net profit for the period		1.49	1.46	1.49	1.46
Diluted earnings per share (Baht)	3				
Net profit for the period		1.45	1.41	1.45	1.41

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 10 to 38 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited)
For the six-month periods ended 30 June 2005 and 2004

	Consolidated (Baht'000)										
	Issued and paid up share capital (Note 11)	Warrants (Note 11)	Premium on share capital (Note 11)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2003	2,939,047	607,941	4,871,898	3,317,161	(18,615)	25,272	500,000	20,534,744	(87,023)	5,013,217	37,703,642
Increase in share capital	10,005	-	165,993	-	-	-	-	-	-	-	175,998
Unrealised gain on dilution from investments	-	-	-	268,206	-	-	-	-	-	-	268,206
Unrealised loss from revaluation of investment	-	-	-	-	(1,666)	-	-	-	-	-	(1,666)
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(17,796)	-	-	-	-	(17,796)
Net profit for the period	-	-	-	-	-	-	-	4,301,441	-	-	4,301,441
Dividend paid during the period	-	-	-	-	-	-	-	(2,652,719)	-	-	(2,652,719)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	16,678	-	16,678
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	46,354	46,354
As at 30 June 2004	2,949,052	607,941	5,037,891	3,585,367	(20,281)	7,476	500,000	22,183,466	(70,345)	5,059,571	39,840,138
As at 31 December 2004	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	23,867,926	(96,332)	5,305,947	41,841,391
Increase in share capital	45,032	(123,310)	980,924	-	-	-	-	-	-	-	902,646
Unrealised gain on dilution from investments	-	-	-	358,791	-	-	-	-	-	-	358,791
Unrealised loss from revaluation of investment	-	-	-	-	3,026	-	-	-	-	-	3,026
Advance receipt for share subscription increase during the period	-	-	-	-	-	2,300	-	-	-	-	2,300
Net profit for the period	-	-	-	-	-	-	-	4,450,360	-	-	4,450,360
Dividend paid during the period (Note 4)	-	-	-	-	-	-	-	(3,234,508)	-	-	(3,234,508)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	35,721	-	35,721
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	3,454,211	3,454,211
As at 30 June 2005	2,998,664	484,619	6,090,203	3,978,603	(23,776)	2,300	500,000	25,083,778	(60,611)	8,760,158	47,813,938

The accompanying notes on pages 10 to 38 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited) (continued)
For the six-month periods ended 30 June 2005 and 2004

	Company (Baht'000)									
	Issued and paid up share capital (Note 11)	Warrants (Note 11)	Premium on share capital (Note 11)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2003	2,939,047	607,941	4,871,898	3,317,161	(18,615)	25,272	500,000	20,534,744	(87,023)	-	32,690,425
Increase in share capital	10,005	-	165,993	-	-	-	-	-	-	-	175,998
Unrealised gain on dilution from investments	-	-	-	268,206	-	-	-	-	-	-	268,206
Unrealised loss from revaluation of investment	-	-	-	-	(1,666)	-	-	-	-	-	(1,666)
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(17,796)	-	-	-	-	(17,796)
Net profit for the period	-	-	-	-	-	-	-	4,301,441	-	-	4,301,441
Dividend paid during the period	-	-	-	-	-	-	-	(2,652,719)	-	-	(2,652,719)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	16,678	-	16,678
As at 30 June 2004	2,949,052	607,941	5,037,891	3,585,367	(20,281)	7,476	500,000	22,183,466	(70,345)	-	34,780,567
As at 31 December 2004	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	23,867,926	(96,332)	-	36,535,444
Increase in share capital	45,032	(123,310)	980,924	-	-	-	-	-	-	-	902,646
Unrealised gain on dilution from investments	-	-	-	358,791	-	-	-	-	-	-	358,791
Unrealised loss from revaluation of investment	-	-	-	-	3,026	-	-	-	-	-	3,026
Advance receipt for share subscription increase during the period	-	-	-	-	-	2,300	-	-	-	-	2,300
Net profit for the period	-	-	-	-	-	-	-	4,450,360	-	-	4,450,360
Dividend paid during the period (Note 4)	-	-	-	-	-	-	-	(3,234,508)	-	-	(3,234,508)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	35,721	-	35,721
As at 30 June 2005	2,998,664	484,619	6,090,203	3,978,603	(23,776)	2,300	500,000	25,083,778	(60,611)	-	39,053,780

The accompanying notes on pages 10 to 38 are an integral part of these interim consolidated and company financial statements.

Statements of Cash Flows (unaudited)

For the six-month periods ended 30 June 2005 and 2004

		Consolidated		Company	
		30 June 2005	30 June 2004	30 June 2005	30 June 2004
	Note	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from/ (used in) operating activities	13	(1,217,826)	1,396,860	(445,148)	(51,993)
Cash flows from investing activities					
Acquisition of a joint venture, net of cash acquired		-	(175,538)	(300,000)	-
Purchases of property and equipment		(3,298,730)	(1,566,674)	(2,684)	(15,128)
Investments in intangible assets		(49,027)	(7,218)	(224)	-
Investments in property and equipment under concession agreements		(40,891)	(41,941)	-	-
Increase in current investments		(414,106)	(218,490)	-	-
Increase in loans and advances to related parties		-	-	(188)	1,008
Disposals of a joint venture, net of cash disposed		-	-	-	306,000
Proceeds from disposal of equipment		1,316	1,792	187	1,694
Dividends received from subsidiaries and associate		3,348,176	2,653,795	3,415,595	2,873,473
Net cash flows from/ (used in) investing activities		(453,262)	645,726	3,112,686	3,167,047
Cash flows from financing activities					
Receipts from short-term loans		5,923,161	2,448,012	2,000,000	-
Receipts from long-term loans		1,742,739	941,650	-	-
Receipts from share capital issued by subsidiaries		3,128,227	1,120,472	-	-
Receipts from share capital increase		902,647	158,202	902,647	158,202
Receipts from advance receipt for share subscription		49,861	-	2,300	-
Repayments of short-term loans		(2,841,000)	(2,183,291)	-	-
Repayments of long-term loans		(411,381)	(203,410)	(1,059)	(6,084)
Preceeds from long-term debenture		(2,698,100)	-	(2,698,100)	-
Repayment of share capital to subsidiary's minority		(20,812)	-	-	-
Dividends paid		(3,234,508)	(2,652,720)	(3,234,508)	(2,652,720)
Dividends paid to minority interests		-	(106,206)	-	-
Net cash flows from/ (used in) financing activities		2,540,834	(477,291)	(3,028,720)	(2,500,602)

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 10 to 38 are an integral part of these interim consolidated and company financial statements.

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Net increase (decrease) in cash and cash equivalents	869,746	1,565,295	(361,182)	614,452
Cash and cash equivalents, opening balance	3,563,016	3,579,242	1,852,172	1,401,310
Cash recognised on change of status of subsidiary to associate	-	(1,469,858)	-	-
Effects of exchange rate changes	(3,317)	(6,497)	-	-
Cash and cash equivalents, closing balance	4,429,445	3,668,182	1,490,990	2,015,762

Supplemental disclosures of cash flows information

Interest and income tax paid

Interest and income tax paid during the six-month periods ended 30 June are as follows:

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Interest paid	827.67	219.15	491.66	0.09
Income tax paid	165.67	243.03	-	4.99
Non-cash transactions				
Purchase of property and equipment and intangible assets by liabilities	202.84	154.40	0.84	2.86
Property and equipment under finance leases	8.28	1.68	-	0.64
Purchase of programming rights and production costs by liabilities	4.27	5.18	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 10 to 38 are an integral part of these interim consolidated and company financial statements.

1 General information

The interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547 and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in a full format as required by the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535. The notes to the interim financial statements are prepared in a condensed format in accordance with Thai Accounting Standard 41, "Interim Financial Reporting", and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004.

Costs that are incurred unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would also be appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the annual financial statements for the period ended 31 December 2004.

As a result of the Federation of Accounting Profession (FAP) approval of three new accounting standards on 12 May 2005, the Company has adopted TAS 52, "Events After Balance Sheet Date", TAS 53, "Provisions, Contingent Liabilities, and Contingent Assets" and TAS 54 , "Discontinuing Operations" which have not effected to these financial statements.

These interim consolidated and company financial statements have been approved for issue by the Board of Directors on 11 August 2005.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Segment information

Financial information by business segments:

For the three-month period ended 30 June 2005 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	1,164.50	471.51	35.18	34.47	1,293.51	296.65	218.84	72.19	(102.50)	3,484.35
Revenue from insurance compensation	1,082.65	-	-	-	-	-	-	-	-	1,082.65
Share of net results from investments - equity method	-	1,783.77	(2.98)	-	29.18	-	-	-	-	1,809.97
Total revenues	2,247.15	2,255.28	32.20	34.47	1,322.69	296.65	218.84	72.19	(102.50)	6,376.97
Segment result	833.37	1,913.02	(26.99)	4.60	290.84	(42.42)	(59.07)	(11.35)	6.40	2,908.40
Operating profit										2,908.40

For the six-month period ended 30 June 2005 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	1,941.12	931.44	70.59	69.73	2,438.42	568.29	357.01	142.70	(173.71)	6,345.59
Revenue from insurance compensation	1,082.65	-	-	-	-	-	-	-	-	1,082.65
Share of net results from investments - equity method	-	4,089.27	2.72	-	36.69	-	-	-	-	4,128.68
Total revenues	3,023.77	5,020.71	73.31	69.73	2,475.11	568.29	357.01	142.70	(173.71)	11,556.92
Segment result	917.83	4,373.46	(41.63)	10.60	470.22	(52.71)	(89.22)	(24.05)	8.45	5,572.95
Operating profit										5,572.95

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Segment information (continued)

For the three-month period ended 30 June 2004 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	749.22	370.16	30.55	34.90	1,238.05	158.33	0.25	73.46	(65.24)	2,589.68
Share of net results from investments - equity method	-	2,166.30	29.57	-	7.22	-	-	-	-	2,203.09
Total revenues	749.22	2,536.46	60.12	34.90	1,245.27	158.33	0.25	73.46	(65.24)	4,792.77
Segment result	112.09	2,273.25	20.61	4.90	74.12	(42.54)	(16.25)	(17.02)	6.62	2,415.78
Operating profit										2,415.78

For the six-month period ended 30 June 2004 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	1,501.20	710.46	412.05	70.81	2,441.75	221.63	0.25	149.62	(129.82)	5,377.95
Share of net results from investments - equity method	-	4,328.92	29.68	-	7.22	-	-	-	-	4,365.82
Total revenues	1,501.20	5,039.38	441.73	70.81	2,448.97	221.63	0.25	149.62	(129.82)	9,743.77
Segment result	230.29	4,546.81	46.64	8.33	11.89	(65.73)	(22.84)	(13.01)	7.14	4,749.52
Operating profit										4,749.52

3 Earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and six-month period ended 30 June 2005.

The basic earnings per share and the diluted earnings per share are as follows:

For the three-month periods ended 30 June (Consolidated and Company)

	Net profit (Baht'000)		Weighted average number of shares ('000 Shares)		Earnings per share (Baht)	
	2005	2004	2005	2004	2005	2004
Basic earnings per share	2,057,862	2,203,783	2,996,868	2,948,159	0.69	0.75
The effect of dilutive potential shares	-	-	89,008	102,097	(0.02)	(0.03)
Diluted earnings per share	2,057,862	2,203,783	3,085,876	3,050,256	0.67	0.72

3 Earnings per share (continued)

	For the six-month periods ended 30 June (Consolidated and Company)					
	Net profit (Baht'000)		Weighted average number of shares ('000 Shares)		Earnings per share (Baht)	
	2005	2004	2005	2004	2005	2004
Basic earnings per share	4,450,360	4,301,441	2,982,091	2,946,460	1.49	1.46
The effect of dilutive potential shares	-	-	97,182	106,589	(0.04)	(0.05)
Diluted earnings per share	4,450,360	4,301,441	3,079,273	3,053,049	1.45	1.41

4 Dividends

At the Annual Ordinary Shareholders' Meeting on 31 March 2005, the shareholders approved the declaration of the annual dividend for the year 2004 at Baht 2.00 per share, totalling Baht 5,948.63 million. Accordingly, the interim dividend for the year 2004 at Baht 0.92 per share was paid to the shareholders. The outstanding dividend payable, at Baht 1.08 per share or a total of Baht 3,234.51 million, was paid in April 2005.

5 Current investments

As at 30 June 2005, a fixed deposit of a subsidiary of Baht 224.01 million was pledged as collateral in respect of a secured covenant loan in accordance with the terms and conditions in the loan agreement (As at 31 December 2004: Baht 209.88 million).

6 Trade accounts and notes receivable, net

	Consolidated		Company	
	30 June 2005 Baht Million	31 December 2004 Baht Million	30 June 2005 Baht Million	31 December 2004 Baht Million
Trade accounts and notes receivable				
- Third parties	1,818.69	1,600.90	0.91	0.91
- Related parties (Note 14 e)	655.70	478.07	11.89	11.39
Accrued income				
- Third parties	382.34	265.51	-	-
- Related parties (Note 14 e)	14.89	14.32	5.23	3.95
Total trade accounts and notes receivable	2,871.62	2,358.80	18.03	16.25
Less Allowance for doubtful accounts	(483.75)	(427.60)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	2,387.87	1,931.20	17.12	15.34

6 Trade accounts and notes receivable, net (continued)

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 June 2005 Baht Million	31 December 2004 Baht Million	30 June 2005 Baht Million	31 December 2004 Baht Million
Current - 3 months	814.57	680.50	-	-
Overdue 3 - 6 months	168.27	203.33	-	-
Overdue 6 - 12 months	196.34	178.48	-	-
Overdue over 12 months	639.51	538.59	0.91	0.91
Total	1,818.69	1,600.90	0.91	0.91
Less Allowance for doubtful accounts - third parties	(483.49)	(426.96)	(0.91)	(0.91)
Total trade accounts and notes receivable - third parties, net	1,335.20	1,173.94	-	-

7 Loans and accrued interest receivables, net

Outstanding loans and accrued interest receivables can be aged as follows:

	Consolidated	
	30 June 2005 Baht Million	31 December 2004 Baht Million
Up to 90 days	3,155.92	1,093.90
Over 90 days	80.41	0.11
Total loans and accrued interest receivables	3,236.33	1,094.01
Less Allowance for doubtful accounts	(195.61)	(47.77)
Loans and accrued interest receivables, net	3,040.72	1,046.24

8 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 30 June 2005 and 31 December 2004 comprise:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Investments in subsidiaries	-	-	8,009.08	7,197.49
Investments in associates	30,943.18	30,141.26	30,486.88	29,661.85
Investments in joint ventures	-	-	705.62	530.06
Total investments in subsidiaries, associates and joint ventures	30,943.18	30,141.26	39,201.58	37,389.40

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 **Investments in subsidiaries, associates and joint ventures** (continued)

b) Movements in investments in subsidiaries, associates and joint ventures for the six-month period ended 30 June 2005 comprise:

	Consolidated Baht Million	Company Baht Million
Opening net book value	30,141.26	37,389.40
Increased investment in a joint venture	-	300.00
Share of net results from investments	4,128.68	4,533.26
Dividends received from subsidiaries and associates	(3,348.17)	(3,415.59)
Unrealised gain on dilution from investments in subsidiaries and an associate	21.41	358.80
Foreign currency translation adjustment	-	35.71
Closing net book value	30,943.18	39,201.58

c) The details of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its subsidiary	Broadcasting of UHF system and lease of equipment for program production, producing TV programs and arranging related marketing events	Thailand	Baht
AD Venture Company Limited and its Group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Associates			
Advanced Info Service Public Company Limited	Operating a 900 MHz cellular telephone system under a concession from TOT Corporation Public Company Limited	Thailand	Baht
CS Loxinfo Public Company Limited	Providing television transponder and Internet services via satellite	Thailand	Baht
Joint ventures			
Thai AirAsia Company Limited and its subsidiary	Providing low-fare airline service	Thailand	Baht
Capital OK Company Limited and its subsidiaries	Consumer finance provider	Thailand	Baht

8 **Investments in subsidiaries, associates and joint ventures** (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 30 June 2005 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,947.66	42.87	8,807.46	21,652.14	30,459.60	3,285.65
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,185.52)	483.58	62.52
AD Venture Company Limited's associates	20.00	40.00	30.00	(30.00)	-	-
Total investments in associates			10,506.56	20,436.62	30,943.18	3,348.17

	Consolidated - 31 December 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,945.19	42.91	8,807.46	20,827.10	29,634.56	5,370.78
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,162.40)	506.70	37.51
AD Venture Company Limited's associates	20.00	40.00	30.00	(30.00)	-	-
Total investments in associates			10,506.56	19,634.70	30,141.26	5,408.29

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 **Investments in subsidiaries, associates and joint ventures** (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 30 June 2005 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	5,435.52	41.47	3,612.98	1,756.03	5,369.01	-
ITV Public Company Limited	6,028.81	52.96	3,297.26	(976.69)	2,320.57	-
AD Venture Company Limited	550.00	90.91	500.00	(415.78)	84.22	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	69.91	79.91	-
SC Matchbox Company Limited	9.00	99.96	71.97	107.95	179.92	129.94
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	516.87	8,009.08	129.94
Associate						
Advanced Info Service Public Company Limited	2,947.66	42.87	8,807.46	21,679.42	30,486.88	3,285.65
Total investment in an associate			8,807.46	21,679.42	30,486.88	3,285.65
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(136.88)	64.35	-
Capital OK Company Limited	1,500.00	60.00	900.00	(258.73)	641.27	-
Total investments in joint ventures			1,101.23	(395.61)	705.62	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 **Investments in subsidiaries, associates and joint ventures** (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 December 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,384.41	51.40	3,612.98	1,022.29	4,635.27	112.72
ITV Public Company Limited	6,023.71	53.01	3,297.26	(1,153.52)	2,143.74	-
AD Venture Company Limited	550.00	90.91	500.00	(392.61)	107.39	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	60.61	70.61	7.00
SC Matchbox Company Limited	9.00	99.96	71.97	193.06	265.03	99.96
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(294.72)	7,197.49	219.68
Associate						
Advanced Info Service Public Company Limited	2,945.19	42.91	8,807.46	20,854.39	29,661.85	5,370.78
Total investment in an associate			8,807.46	20,854.39	29,661.85	5,370.78
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(130.17)	71.06	-
Capital OK Company Limited	1,000.00	60.00	600.00	(141.00)	459.00	-
Total investments in joint ventures			801.23	(271.17)	530.06	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 30 June 2005 were as follows:

Shin Satellite Public Company Limited ("SATTEL")

The increase in issued and paid-up capital

In June 2005, SATTEL issued additional 208 million shares and offered to public with Baht 15.30 per share. Also, SATTEL issued additional 1.11 million shares in respect of exercised warrants issued to directors and employees (ESOP). Totally, SATTEL increased its issued and paid-up share capital from Baht 4,387.31 million to Bath 5,435.52 million. The investment of the Company decreased from 51.38% to 41.47% and gain on dilution in the amount of Baht 345.42 million was recognised as shareholders' equity in the balance sheet.

Even though the Company's investment in SATTEL is less than half, SATTEL remains a subsidiary of the Company because the Company still has the control over SATTEL's financial and operation policy. This is in accordance with the opinion from the Federation of Accounting Professions as mentioned in responsive letter dated 2 August 2005.

Establishment of subsidiaries

At the Board of Directors' Meeting of SATTEL on 12 May 2005, a resolution was passed to approve the establishment of IPSTAR International Pte Company Limited in Singapore. The total authorised number of ordinary shares is 20,000 shares with a par value of SGD 1.0 each. Also, IPSTAR Global Services Company Limited will be established in Mauritius. The total authorised number of ordinary shares is 20,000 shares with a par value of USD 1.0 each. All entire equity in these companies are held by SATTEL.

As at 30 June 2005, both companies had not been established yet.

ITV Public Company Limited ("ITV")

The issued and paid up capital of ITV increased from Baht 6,024.21 million to Baht 6,028.81 million following the exercise of 0.92 million units of warrants by ITV's directors and employees (ESOP). Consequently, the Company's investment in ITV was diluted from 53.00% to 52.96%. The gain on dilution amounting to Baht 2.91 million has been recognised as shareholders' equity in the balance sheet.

AD Venture Company Limited Group

ARC Cyber Company Limited

At the Extraordinary Shareholders' Meetings of ARC Cyber Company Limited on 9 June 2005 and 24 June 2005, a resolution was passed to reduce the authorised share capital from 63 million ordinary shares with a par value of Baht 5.00 per share to 58.54 million ordinary shares with a par value of Baht 5.00 per share and to return this to the shareholders. However, as at 30 June 2005, ARC Cyber Company Limited had not yet registered this share capital reduction with the Ministry of Commerce and had yet not paid back the shareholders.

8 **Investments in subsidiaries, associates and joint ventures** (continued)

e) Significant movements in investments during the three-month period ended 30 June 2005 were as follows (continued):

AD Venture Company Limited Group (continued)

AT Cyber Company Limited

At the Extraordinary Shareholders' Meetings of AT Cyber Company Limited on 8 June 2005 and 23 June 2005, a resolution was passed to reduce the authorised share capital from 6,000,001 ordinary shares with a par value of Baht 10 per share to 6,000,001 ordinary shares with a par value of Baht 6.42 per share and to return this to the shareholders. However, as at 30 June 2005, AT Cyber Company Limited had not yet registered this share capital reduction with the Ministry of Commerce and had not paid back the shareholders.

AAA Commerce Company Limited

At the Extraordinary Shareholders' Meetings of AAA Commerce Company Limited on 8 June 2005 and 23 June 2005, a resolution was passed to reduce the authorised share capital from 375,000 ordinary shares with a par value of Baht 10 per share to 375,000 ordinary shares with a par value of Baht 5.47 per share and to return it to the shareholders. However, as at 30 June 2005, AAA Commerce Company Limited had not yet registered this share capital reduction with the Ministry of Commerce and had not paid back the shareholders.

ABLE ON Dot Com Company Limited

At the Extraordinary Shareholders' Meeting of ABLE ON Dot Com Company Limited on 8 June 2005 and 23 June 2005, a resolution was passed to reduce the authorised share capital from 250,000 ordinary shares with a par value of Baht 10 per share to 250,000 ordinary shares with a par value of Baht 7.60 per share and to return it to the shareholders. However, as at 30 June 2005, ABLE ON Dot Com Company Limited had not yet registered this share capital reduction with the Ministry of Commerce and had not paid back the shareholders.

Advanced Info Service Public Company Limited ("ADVANC")

The issued and paid-up capital of ADVANC increased from Baht 2,946.15 million to Baht 2,947.66 million in order to support the exercise of 1.51 million units of warrants by ADVANC's directors and employees (ESOP). Consequently, the Company's investment in ADVANC was diluted from 42.89% to 42.87%. The gain on dilution amounting to Baht 13.18 million has been recognised under shareholders' equity in the balance sheet.

Capital OK Company Limited ("OK")

In June 2005, OK, a joint venture of the Company increased its issued and paid-up capital from Baht 1,000 million to Baht 1,500 million. The Company paid its 60% portion in the amount of Baht 300 million.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Intangible assets
Transactions during the six-month period ended 30 June 2005				
Opening net book value	20,019.47	6,098.02	1,404.37	356.72
Additions	3,581.83	40.89	-	53.60
Disposals, net	(4.58)	-	-	-
Transfer, net	77.23	-	-	(29.21)
Write-offs, net	(9.43)	-	-	-
Depreciation/amortisation charge	(358.72)	(463.67)	(49.75)	(24.91)
Impairment loss	-	(400.00)	-	-
Foreign currency translation adjustment	151.84	-	-	12.33
Closing net book value	23,457.64	5,275.24	1,354.62	368.53
As at 30 June 2005				
Cost	26,098.79	14,198.51	1,800.53	959.77
Less Accumulated depreciation/ amortisation	(2,623.08)	(8,523.27)	(445.91)	(591.24)
Less Allowance for impairment	(18.07)	(400.00)	-	-
Net book value	23,457.64	5,275.24	1,354.62	368.53

	Company (Baht Million)	
	Property and equipment	Intangible assets
Transactions during the six-month period ended 30 June 2005		
Opening net book value	48.60	28.33
Additions	2.97	0.22
Disposals, net	(0.50)	-
Depreciation/amortisation charge	(8.98)	(5.86)
Closing net book value	42.09	22.69
As at 30 June 2005		
Cost	486.99	70.02
Less Accumulated depreciation/amortisation	(444.90)	(47.33)
Net book value	42.09	22.69

Borrowing costs for the six-month period ended 30 June 2005 of Baht 311 million (For the six-month period ended 30 June 2004: Baht 195 million), arising from the financing specifically entered into for assets under construction, were capitalised in assets under construction during the period.

As at 30 June 2005, property and equipment included a project in progress of Baht 18,108 million (As at 31 December 2004: Baht 15,313 million) relating to the iPSTAR-1 project. The construction of the satellite has been completed and accepted the final test on the ground. The sattellite munufacturer has delivered the sattellite to the launch site of Arianespace at Koutou, French Guyana. SATTEL was informed by Arianespace that sattellite will be launched on 11 August 2005.

9 **Capital expenditure and commitments** (continued)

As at 30 June 2005, property and equipment included a project in progress of Baht 361 million (As at 31 December 2004: none) relating to the Thaicom 5 project. The construction of the satellite is in progress.

As at 30 June 2005, consolidated property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 2,400 million (As at 31 December 2004: Baht 2,016 million). According to the concession agreement, the subsidiary must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

In the first quarter of 2003, the Thaicom 3 satellite suffered damage in relation to a power supply system failure, resulting in a loss of certain transponder capacity. In the fourth quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. Ministry of Information and Communication Technology ("MICT"), the legal owner of the Thaicom 3 satellite, and SATTEL, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account". Consequently, in November 2003, MICT approved to provide the compensation received from the insurance company to SATTEL in order to proceed in accordance with the concession agreement that SATTEL provides three satellite transponders to compensate for the damaged transponders of Thaicom 3 and to build a new satellite, including gateway stations and other related equipment to replace the Thaicom 3 satellite.

SATTEL has proceeded in accordance with the MICT's conditions as discussed above. On 30 June 2005, SATTEL entered into an agreement for the construction of the Thaicom 5 satellite to replace the Thaicom 3 satellite. Consequently, the Company has recognised the compensation for the satellite construction of USD 26.26 million (approximately Baht 1,082.65 million). The Company bears the proportion of the compensation that relates to new construction, as other income and recognised related income tax of Baht 324.80 million in the consolidated statement of income for the three-month and six-month periods ended 30 June 2005. Similarly, an insurance compensation receivable of Baht 1,082.65 million, accrued income tax of Baht 324.80 million and an increase in minority interest of Baht 443.72 million are recognised in the consolidated balance sheet as at 30 June 2005. In addition, the Company recorded the increase in the investment in a subsidiary and share of net results from investments - equity method of Baht 314.28 million (net income tax) in the Company's interim financial statements.

In the third quarter of 2004, due to spacecraft power maintenance, the Thaicom 3 satellite was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of an eclipse. On 7 July 2005, SATTEL and a professional consultant completed the evaluation of the remaining useful life of the Thaicom 3 satellite and determined that as at 30 June 2005, the remaining useful life of the Thaicom 3 satellite had decreased from about 5 years 11 months to 2 years 6 months. This results in an increase in annual amortisation of the Thaicom 3 satellite from Baht 344 million per annum to Baht 652 million per annum, effective from the third quarter of 2005. In addition, the change in the remaining useful life of the Thaicom 3 satellite has resulted in a recognition of impairment loss amounting to Baht 400 million. SATTEL applied the value in use method in determining the impairment loss, applying a discount rate of 5% per annum to estimated future cash flows. SATTEL has recognised this impairment loss as expenses in the consolidated statements of income. In addition, the Company recorded the decrease in the investment in a subsidiary and share of net results from investments - equity method of Baht 165.88 million in the Company's interim financial statements.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 *Capital expenditure and commitments* (continued)

Capital expenditure commitments

The Group's capital expenditure contracted as at 30 June 2005 and 31 December 2004 but not recognised in the consolidated financial statements (Company: nil) is as follows:

		Consolidated	
	Currency	30 June 2005 Million	31 December 2004 Million
Related to iPSTAR project	USD	43.50	50.13
	Norwegian Kroner	1.90	4.56
	Australian Dollar	0.17	0.25
Related to Thaicom 5 project	USD	28.20	-
Related to GSM 1800 Network	USD	9.63	18.46

10 Borrowings

	Consolidated		Company	
	30 June 2005 Baht Million	31 December 2004 Baht Million	30 June 2005 Baht Million	31 December 2004 Baht Million
Current	7,097.59	4,339.39	2,000.80	1.13
Non-current	15,370.25	15,470.48	0.87	2,681.69
Total borrowings	22,467.84	19,809.87	2,001.67	2,682.82

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the six-month period ended 30 June 2005		
Opening balance	19,809.87	2,682.82
Additions	7,772.63	2,000.00
Repayments	(5,950.48)	(2,699.16)
Amortisation of discount/deferred debt issuance costs	20.39	18.01
Foreign currency translation adjustment	815.43	-
Closing balance	22,467.84	2,001.67

The Company issued unsecured promissory notes with a bank in the amount of Baht 2,000 million with interest at rates from 2.20% to 2.30% per annum.

In May 2005, the Company redeemed all of its outstanding debentures, which were issued in May 2002, in the amount of Baht 2,698.10 million, before the due date. Therefore, the Company was released from the conditions in the debenture agreement in terms of maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets, and maintaining its interest in certain subsidiaries and associates.

In May 2005, SATTEL received approval from lenders to the iPSTAR project to extend the repayment period of principal and interest of USD 389.3 million and to change the frequency of repayments from semi-annually to monthly. The monthly repayments of loan principals and interest that are secured by the Export-Import Bank of the United States and Compagnie Francise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

11 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows:

	For the six-month period ended 30 June 2005				
	Authorised	Issued and fully paid-up shares			
	number of shares	Number of shares	Ordinary shares	Share premium	Total
	Million shares	Million shares	Baht Million	Baht Million	Baht Million
Opening balance	5,000.00	2,953.63	2,953.63	5,109.28	8,062.91
Issue of shares	-	45.03	45.03	980.92	1,025.95
Closing balance	5,000.00	2,998.66	2,998.66	6,090.20	9,088.86

During the six-month period ended 30 June 2005, the Company registered issued and paid-up share capital in respect of 4.41 million units of warrants issued to directors and employees (ESOP) for 4.46 million ordinary shares, and 40.57 million units of warrants issued to the public (Shin-W1) for 40.57 million ordinary shares. Consequently, the issued and paid-up share capital increased from Baht 2,953.63 million to Baht 2,998.66 million and share premium increased from Baht 5,109.28 million to Baht 6,090.20 million.

Warrants

Movements in the number of outstanding warrants are as follows:

	For the six-month period ended 30 June 2005 ('000 units)			
	Opening balance	Exercised	Granted	Closing balance
ESOP - Grant I				
- Directors	10,340.00	(1,060.30)	-	9,279.70
- Employees	3,823.50	(1,530.40)	-	2,293.10
Total	14,163.50	(2,590.70)	-	11,572.80
ESOP - Grant II				
- Directors	11,002.50	(155.40)	-	10,847.10
- Employees	5,309.00	(1,667.50)	-	3,641.50
Total	16,311.50	(1,822.90)	-	14,488.60
ESOP - Grant III				
- Directors	9,290.60	-	-	9,290.60
- Employees	4,369.60	-	-	4,369.60
Total	13,660.20	-	-	13,660.20
ESOP - Grant IV				
- Directors	-	-	9,356.10	9,356.10
- Employees	-	-	6,643.90	6,643.90
Total	-	-	16,000.00	16,000.00
SHIN - W1	199,995.94	(40,566.50)	-	159,429.44
Total	244,131.14	(44,980.10)	16,000.00	215,151.04

11 **Share capital, premium and warrants** (continued)

Warrants (continued)

a) **Warrants issued and offered to directors and employees (ESOP)**

The Company issued and offered four grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offered price and their terms do not exceed 5 years. The exercise ratio and price are detailed below:

	Issued date	Issued units (Million)	Percentage *	Exercise price (Baht/unit)	Exercise period	
					Start	End
ESOP - Grant I	27 March2002	29.00	0.99	17.567	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	18.08	0.61	13.491	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	35.933	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	41.760	31 May 2006	30 May 2010

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issue date.

At the Board of Directors' Meeting on 18 February 2005, the Board approved the declaration of an interim dividend for the second half of 2004, for which the amount paid was greater than 50% of net profit after tax. Consequently, this affected the exercise ratios and exercise prices. Therefore, the Company changed the exercise ratios and exercise prices of warrants for Grant I, II and III as detailed below. The new exercise prices and exercise ratios were effective from 8 March 2005 onwards.

	Exercise Ratio (Unit/ share)		Exercise price (Baht/unit)	
	Old	New	Old	New
ESOP - Grant I	1 : 1.0054	1 : 1.01327	17.704	17.567
ESOP - Grant II	1 : 1.0054	1 : 1.01327	13.597	13.491
ESOP - Grant III	1 : 1.0054	1 : 1.01327	36.214	35.933

b) **Warrants issued and offered to the public (Shin-W1)**

In May 2002, the Company issued and offered 200 million units of warrants at Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered from and are transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants are presented net of transaction costs.

12 Other income

Other income for the three-month periods ended 30 June comprised:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Interest income	20.21	10.31	14.22	7.14
Gain on exchange rate unwinding and purchasing of foreign currency option contracts	-	141.00	-	-
Gain on exchange rates	78.60	-	-	-
Others	9.66	-	0.96	0.02
Total other income	108.47	151.31	15.18	7.16

Other income for the six-month periods ended 30 June comprised:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Interest income	36.98	21.33	26.25	13.10
Gain on exchange rate unwinding and purchasing of foreign currency option contracts	36.60	141.00	-	-
Gain on exchange rates	81.13	-	-	0.05
Others	12.88	14.00	2.66	1.26
Total other income	167.59	176.33	28.91	14.41

13 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the six-month periods ended 30 June is as follows:

		Consolidated		Company	
	Notes	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Net cash flows from operating activities					
Net profit for the period		4,450,360	4,301,441	4,450,360	4,301,441
Adjustments for:					
Depreciation charges	9	358,719	310,329	8,984	9,611
Amortisation charges	9	538,339	591,436	5,865	5,249
Allowance for impairment of property and equipment under concession agreements	9	400,000	-	-	-
Share of net results of investments in subsidiaries, associates and joint ventures	8	(4,128,677)	(4,365,822)	(4,533,254)	(4,388,376)
Unrealised (gain)/loss on exchange rates		(28,025)	(66,064)	-	111
Realised (gain)/loss on exchange rates		34,468	8,917	-	(166)
Allowance for doubtful accounts		226,949	(7,566)	-	-
Share of net results of subsidiaries to minority interests		599,774	261,612	-	-
Others		(36,616)	(26,014)	17,871	6,289
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(512,824)	(203,692)	(1,780)	6,825
- loans and accrued interest receivables		(2,157,225)	-	-	-
- inventories		(157,625)	(11,303)	-	-
- insurance compensation receivable	9	(1,082,654)	-	-	-
- other current assets		22,801	(39,434)	3,020	(13,860)
- other assets		(15,720)	(102,560)	306	81
- trade accounts and notes payable		194,308	341,786	(993)	(475)
- accrued concession		64,239	292,255	-	-
- accrued income tax		259,411	(9,421)	-	-
- other current liabilities		142,847	61,982	8,506	(57,956)
- accrued long-term interest		(404,033)	79,233	(404,033)	79,233
- other liabilities		13,358	(20,255)	-	-
Net cash flows from/(used in) operating activities		(1,217,826)	1,396,860	(445,148)	(51,993)

14 Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies of which Shinawatra family members are principal shareholders or directors are recognised as related party transactions.

During this period, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged based on hourly rates plus a reimbursement of actual expenses.

The Group had transactions with related parties for the three-month periods ended 30 June as follows:

a) Sales of goods and services

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	21.82	19.38
Dividend received	-	-	129.94	219.68
	-	-	151.76	239.06
Associates				
Consulting and management services	52.27	56.51	49.91	53.94
Computer services income	22.72	26.42	-	-
Advertising income	194.18	247.32	-	-
(Gross 2005: Baht 623.49 million 2004: Baht 741.42 million)				
Rental income	22.16	15.27	-	-
Dividend income	-	2,653.80	-	2,653.80
	291.33	2,999.32	49.91	2,707.74
Joint ventures				
Consulting and management services	0.15	0.06	0.34	0.04
Computer services income	0.11	-	-	-
Advertising income	13.90	0.45	-	-
Rental income	1.46	1.48	-	-
	15.62	1.99	0.34	0.04
Related parties				
Computer services income and others	2.06	1.60	0.11	0.10

14 **Related party transactions** (continued)

b) **Purchase of goods and services**

	Consolidated		Company	
	2005	**2004**	**2005**	**2004**
	Baht Million	Baht Million	Baht Million	Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	1.19	2.04
Advertising expenses and others	-	-	12.43	11.60
	-	-	13.62	13.64
Associates				
Rental and other expenses	11.25	9.88	0.06	0.41
Joint ventures				
Advertising and other expenses	-	0.06	-	0.29
Related parties				
Rental and other expenses	41.35	40.47	5.74	5.83
Payment for work-in-progress	12.64	15.54	-	-
	53.99	56.01	5.74	5.83
Dividend paid				
Major shareholders	-	1,338.96	-	1,338.96
Directors	-	1.92	-	1.92
	-	1,340.88	-	1,340.88

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

14 **Related party transactions** (continued)

The Group had transactions with related parties for the six-month periods ended 30 June as follows:

c) **Sales of goods and services**

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	42.96	38.45
Dividend received	-	-	129.94	219.68
	-	-	172.90	258.13
Sales of investment in a joint venture	-	-	-	306.00
Associates				
Consulting and management services	103.14	113.21	100.22	110.92
Computer services income	45.64	60.70	-	-
Advertising income (Gross 2005: Baht 1,066.33 million 2004: Baht 1,415.42 million)	321.84	432.19	-	-
Rental income	42.31	33.82	-	-
Dividend income	3,348.17	2,653.80	3,348.17	2,653.80
	3,861.10	3,293.72	3,448.39	2,764.72
Joint ventures				
Consulting and management services	0.29	1.02	0.66	0.05
Computer services income	0.47	-	-	-
Advertising income	25.25	0.95	-	-
Rental income	1.46	3.12	-	-
	27.47	5.09	0.66	0.05
Related parties				
Computer services income and others	6.82	3.44	0.22	0.18

14 Related party transactions (continued)

d) Purchase of goods and services

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	1.99	3.12
Advertising expenses and others	-	-	12.65	23.08
	-	-	14.64	26.20
Associates				
Rental and other expenses	23.05	34.56	0.70	0.66
Joint ventures				
Advertising and other expenses	0.33	0.06	0.40	0.29
Related parties				
Rental and other expenses	80.68	75.31	11.46	11.97
Payment for work-in-progress	23.70	31.10	-	-
	104.38	106.41	11.46	11.97
Dividend paid				
Major shareholders	1,606.76	1,338.96	1,606.76	1,338.96
Directors	1.45	1.92	1.45	1.92
	1,608.21	1,340.88	1,608.21	1,340.88

14 Related party transactions (continued)

e) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	30 June 2005 Baht Million	31 December 2004 Baht Million	30 June 2005 Baht Million	31 December 2004 Baht Million
Trade accounts and notes receivable - related parties				
Subsidiaries	-	-	11.89	10.97
Associates	623.73	453.62	-	0.42
Joint ventures	27.20	16.24	-	-
Related parties	4.77	8.21	-	-
Total trade accounts and notes receivable - related parties	655.70	478.07	11.89	11.39
Accrued income - related parties				
Subsidiaries	-	-	3.57	2.23
Associates	14.55	10.04	1.42	1.54
Joint ventures	0.04	4.28	0.24	0.18
Related parties	0.30	-	-	-
Total accrued income - related parties	14.89	14.32	5.23	3.95
Trade accounts and notes payable - related parties				
Associates	59.64	59.29	-	-
Related parties	8.85	7.61	-	0.13
Total trade accounts and notes payable - related parties	68.49	66.90	-	0.13

f) Amounts due from and advances to related parties

	Consolidated		Company	
	30 June 2005 Baht Million	31 December 2004 Baht Million	30 June 2005 Baht Million	31 December 2004 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	0.04	0.04
Associates	2.59	5.84	0.16	0.21
Joint ventures	0.20	5.01	0.22	0.01
Related parties	0.02	0.01	0.03	-
Total amounts due from and advances to related parties	2.81	10.86	0.45	0.26

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

14 Related party transactions (continued)

g) Amounts due to and loans from related parties

	Consolidated		Company	
	30 June 2005 Baht Million	31 December 2004 Baht Million	30 June 2005 Baht Million	31 December 2004 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	-	0.66
Associates	2.50	2.87	0.02	-
Related parties	0.01	3.56	-	-
Total amounts due to and loans from related parties	2.51	6.43	0.02	0.66

h) Other assets

	Consolidated		Company	
	30 June 2005 Baht Million	31 December 2004 Baht Million	30 June 2005 Baht Million	31 December 2004 Baht Million
Customer deposits				
Related parties	34.10	31.89	5.38	5.68
Total other assets	34.10	31.89	5.38	5.68

i) Warrants granted to directors (Note 11)

14 Related party transactions (continued)

j) Special reward program

Certain subsidiaries and associates have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries and associates between the date the rights were granted and the date the rights were exercised. However, the reward may not exceed each individual's allocation. The movements in the Special Reward Program are as follows:

	As at 30 June 2005 (Million units)			
	Issued year	**Granted**	**Exercised**	**Balance**
Grant I	2002	3.3	(3.3)	-
Grant II	2003	0.5	(0.3)	0.2
Grant III	2004	0.6	(0.2)	0.4
Total		4.4	(3.8)	0.6

Starting from Grant IV, Special Reward Program has changed the right to receive ESOP of the Company instead, as disclosed in note 11.

k) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 30 June 2005, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary of Baht 806.60 million (As at 31 December 2004: Baht 806.60 million).

2. Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, under which the Company is committed to provide consulting, and management services and other central services for a period of one year with an option to renew. The subsidiaries, associates and joint ventures are committed to pay the Company for services in respect of the agreements at approximately Baht 20.45 million per month (As at 31 December 2004: Baht 20.80 million per month).

15 Contingencies and commitments

Bank commitments

As at 30 June 2005, the Group had commitments with banks in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 165.62 million, USD 37.99 million, Rupee 5 million and AUD 0.03 million (As at 31 December 2004: Baht 266.71 million and USD 39 million) on a consolidated basis and Baht 29.67 million (As at 31 December 2004: Baht 73.17 million) on a Company basis.

Legal cases

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss, and no provision or accruals in respect of such legal actions have been raised in these financial statements.

15 **Contingencies and commitments** (continued)

Assessment for withholding tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against SATTEL for the assessment years 1998/99 to 2002/03 (equivalent to the financial years from 1 April 1997 to 31 March 2002) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. SATTEL has deposited an aggregated amount of Rupee 183 million (approximately Baht 162 million) for these tax assessments including deposit for the assessment year 2003/04, which is presented as other non-current assets in the balance sheets. If, according to the final assessment, SATTEL is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest.

- **Tax assessment for the assessment years 1998/99 to 2001/02**

  On 22 March 2004, the Commission of Income Tax Appeals ("CIT (A)") passed a partially favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of SATTEL for the assessment on revenues from Indian non-residents for the same assessment years. SATTEL has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter. On 28 May 2004, SATTEL filed an application for a refund of Rupee 72 million (approximately Baht 64 million) with the Tax Authority in respect of the non-resident issue. To date, the Tax Authority has not commenced the income tax investigation as a result of the refund application.

  On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupee 325 million (approximately Baht 325 million). SATTEL filed an appeal against this assessment of penalty with the CIT (A) and filled a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by CIT (A).

- **Tax assessment for the assessment year 2002/03**

  The Tax Authority had refunded an amount of Rupee 56.0 million (approximately Baht 49.2 million) for the assessment year 2002/03. SATTEL filed an application requesting an additional refund in the amount of Rupee 2 million (approximately Baht 2 million) on 30 October 2004, in respect of the withholding tax paid by the Indian resident customers during such assessment years. No action has been taken by the Tax Authority with respect to the application for an additional refund.

  On 16 March 2005, the Tax Authority made an assessment for the assessment year in the amount of Rupee 106 million (approximately Baht 106 million). SATTEL had deposited Rupee 49 million (approximately Baht 43 million) in 2004 and has already filed an appeal against this assessment with CIT (A).

- **Tax assessment for the assessment year 2003/04**

  The Tax Authority had refunded an amount of Rupee 14.6 million (approximately Baht 12.8 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment years. To date, the Tax Authority has not commenced the tax assessment for the assessment year 2003/04.

The tax consultant in India retained by SATTEL has advised that in its view, the outcome of the above proceedings for the tax assessments and penalty for the assessment years 1998/99 to 2002/03 should be in favour of SATTEL at the appellate level. Consequently, no provision was recognised in these financial statements for the above issues.

15 **Contingencies and commitments** (continued)

Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. On 22 October 2004, Loral and the statutory committee of unsecured creditors appointed under Chapter 11 reached an agreement on amendment of reorganisation plan and submitted the amended reorganisation plan and Disclosure Statement to the court. The court has already approved the amended reorganisation plan and Loral expects to exit from Chapter 11 within the fourth quarter of 2005. The construction of iPSTAR-1 satellite has been completed and SS/L has delivered the satellite to the launching site of Arianespace at Koutou, French Guyana (Note 9). SATTEL was informed by Arianespace that the satellite will be launched on 11 August 2005. Consequently, Loral's filing under Chapter 11 did not have further effect to SATTEL.

Report on the award of the arbitration panel relating to the Agreement for the Operation of ITV's Television Station

ITV Public Company Limited ("ITV"), the Company's subsidiary, submitted a dispute to the Arbitration Institute on 17 September 2002 demanding that the Office of the Permanent Secretary, the Prime Minister's Office ("PMO") pay compensation to ITV under the Agreement. The arbitration panel issued its award dated 30 January 2004 and ITV was notified of the award, the important points of which are summarised as follows:

- The Prime Minister's Office shall pay compensation to ITV in the amount of Baht 20 million;
- The concession fee to be paid shall be reduced and adjusted, by reducing the minimum guarantee to Baht 230 million per year and cancelling the annual increase in the minimum guarantee, and reducing the concession fee to 6.5% of gross revenue. ITV shall pay a concession fee at the rate of 6.5% of gross revenue or the minimum guarantee of Baht 230 million, whichever is higher as from 3 July 2002;
- The Prime Minister's Office shall return part of the minimum guarantee of Baht 800 million paid by ITV subject to conditions outlined during the arbitration proceedings on 3 July 2003 to the Company. The amount to be returned to ITV is Baht 570 million;
- ITV may broadcast its television programs during primetime (7.00 p.m. - 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programs for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

ITV recorded the accrued concession fee for the six-month period ended 30 June 2005 and changed its television program schedules from 1 April 2004 according to the arbitration panel's ruling as mentioned above. ITV did not adjust the impact of the above ruling retrospectively in its 2003 financial statements.

The Prime Minister's Office entered into the appeals process at the Trial Court and Supreme Court level in April 2004. If the Trial Court and Supreme Court judge that the awards ruled by the arbitration panel are unfair and do not comply with the law, they are not able to amend the awards judged by the arbitration panels themselves. Courts would have to submit this dispute to the formal arbitration panel to settle the causes of the dispute. However, the Legal Division of ITV is of the opinion that the judgement of the said courts shall not result in any significant damages to ITV, since the arbitral tribunal has ruled either within the scope of the arbitration agreement or the settlement of the disputes presented to the arbitral tribunal, which were mutually determined and approved by ITV and the PMO. Consequently, management has not recorded the accrued concession fees in accordance with the terms and conditions of the concession agreement.

15 **Contingencies and commitments** (continued)

Report on the award of the arbitration panel relating to the Agreement for the Operation of ITV's Television Station (continued)

If ITV had recorded the accrued concession according to the original concession agreement, the effect on the consolidated financial statements for the six-month period ended 30 June 2005 would be an increase in total liabilities of Baht 1,105 million, decrease in the consolidated and company's retained earnings of Baht 585.90 million, decrease in minority interest of Baht 519.10 million, decrease in the closing balance of investment in a subsidiary in the Company's financial statements of Baht 585.90 million and decrease in the consolidated and company's net profit for the three-month and six-month periods then ended of Baht 101.95 million and Baht 203.90 million, respectively.

Operating lease commitments - where a joint venture company is the lessee

A joint venture has outstanding commitments in respect of aircraft lease agreements which cover rental arrangements for six aircraft amounting to approximately USD 12.64 million (proportion of investment in joint venture). In addition, the lease agreements cover maintenance fees, for which the joint venture must pay a monthly fee in USD. These maintenance fees vary depending on actual flight hours.

The joint venture has outstanding commitments in respect of corporate guarantees, which are in the ordinary course of business and will not cause any significant liabilities to the joint venture. The corporate guarantee covers student pilots who study on the pilot program in the amount of Baht 32.28 million (proportion of investment in joint venture) and will be terminated when the student pilot earns commercial pilot license and is assigned as co-pilot or the joint venture pays off all liabilities.

16 **Financial instruments**

A joint venture has entered into a fuel price swap agreement through the parent company of its venturer. This fuel price swap agreement enables the joint venture to manage exposure to fluctuations in fuel prices. The difference in the amount to be paid or received from the fuel price swap agreement is recorded as part of the cost of services throughout the six-month period of usage. Gain/loss from the fuel price swap agreement is allocated to the joint venture based on the quantity of fuel consumed by the joint venture.

17 **Subsequent events**

a) **Increase in share capital of the Group**

At the end of June and July 2005, certain warrants issued to directors and employees (ESOP) of the Company, ADVANC, ITV and SATTEL were exercised and these share issues were registered as increased share capital with the Ministry of Commerce in July and August 2005, as detailed below:

Company	Units of exercise (Million)	Share capital increase (Million Baht)		Premium on share capital increase (Million Baht)		Decrease in % of interest of the Company	
		from	to	from	to	from	to
SHIN	0.16	2,998.66	2,998.82	6,090.20	6,093.18	-	-
ADVANC	1.03	2,947.66	2,948.71	20,579.91	20,627.96	42.87	42.85
ITV	0.59	6,028.81	6,031.76	(174.65)	(174.43)	52.96	52.94
SATTEL	1.79	5,435.52	5,453.79	4,269.86	4,296.37	41.47	41.34

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

17 Subsequent events (continued)

b) Dividend

At the Board of Directors' meetings of the Company and associates, passed resolutions to approve the interim dividend payment as follows:

Company	Date of meeting	Dividend per share (Baht/share)	Amount (Milion Baht)
SHIN	11 August 2005	1.25	3,748.53
ADVANC (associate)	10 August 2005	3.00	8,846.13
CSL (associate)	8 August 2005	0.12	75.00